Exhibit 99.97

UNDERWRITING AGREEMENT

April 20, 2010

Just Energy Corp.

- and -

Just Energy Income Fund

First Canadian Place

100 King Street West

Suite 2630

P.O. Box 355

Toronto, ON M5X 1E1

Dear Sirs/Mesdames:

RBC Dominion Securities Inc., GMP Securities L.P., CIBC World Markets Inc., National Bank Financial Inc., Scotia Capital Inc. and TD Securities Inc.(collectively, the “Underwriters”) understand that Just Energy Income Fund (the “Fund”) proposes to issue and sell to the Underwriters an aggregate of $330,000,000 principal amount of 6% convertible extendible unsecured subordinated debentures of the Fund (the “Offered Securities”).

The Offered Securities will have the terms and conditions set forth on Schedule A .

The Fund hereby confirms its agreement with the several Underwriters regarding the purchase and sale of the Offered Securities, as follows:

1.	Interpretation

(1)	Definitions. In this Agreement, unless something in the subject matter or context is inconsistent therewith:

“Acquisition Agreement” means the purchase agreement dated as of April 19, 2010 between Just Energy (U.S.) Corp., HEC, HPH, the stockholders of HEC, the members of HPH and Lake Capi tal Partners LP.

“Administration Agreement” means the administration agreement dated April 30, 2001 between the Fund and the Administrator, as amended.

“Administrator” means Just Energy Corp.

“Affiliate” means, with respect to any person, any other person that controls or is controlled by or is under common control with the referent person.

“Agreement” means this underwriting agreement and all the schedules attached to it.

“Applicable Law” means:

(i)	any applicable domestic or foreign law, including the Securities Laws and any other statute, subordinate legislation or treaty, and

(ii)	any applicable guideline, directive, rule, standard, requirement, policy, order, judgment, injunction, award or decree of a Governmental Authority whether or not having the force of law.

“Business Day” means a day which is not a Saturday, a Sunday or statutory holiday in the City of Toronto.

“Claim” means any actual or threatened civil, criminal, administrative, regulatory, arbitral or investigative inquiry, action, suit, investigation or proceeding and any claim or demand resulting therefrom or any other claim or demand of whatever nature or kind.

“Closing Date” means May 5, 2010 or such other date as the Fund, and the Lead Underwriters, on behalf of the Underwriters, may agree upon in writing.

“Current Market Price” means in respect of a Unit, the volume-weighted average trading price per Unit for the 20 consecutive trading days ending on the fifth trading day prior to the date of determination on the TSX (or, if the Units are not listed thereon, on such stock exchange on which the Unit s are listed as may be selected for such purpose by the directors of the Administrator and approved by the Lead Underwriters, or if the Units are not listed on any stock exchange, then on the over-the-counter market). The volume-weighted average trading price will be determined by dividing the aggregate sale price of all Units sold on the said exchange or market, as the case may be, during the said 20 consecutive trading days by the total number of Units so sold during such period, subject to any subdivision, redivision, reduction, combination or consolidation, as appropriate.

“Debenture Trustee” means Computershare Trust Company of Canada.

“Declaration of Trust” means the am ended and restated declaration of trust of the Fund dated as of April 18, 2001 as further amended June 27, 2003, June 29, 2004, April 30, 2007, December 20, 2007 and June 25, 2009.

“Defaulted Securities” has the meaning set out in Section 9(2).

“Defence Counsel” has the meaning set out in Section 7(3).

“Defenc e Notice” has the meaning set out in Section 7(3).

“distribution” or “distribution to the public” have the respective me anings given to those terms in the Securities Laws.

“Documents” means, collectively, this Agreement and the Trust Indenture.

“Encumbrance” means any mortgage, charge, pledge, hypothec, security interest, assignment, lien (statutory or otherwise), easement, title retention agreement or arrangement, conditional sale, deemed or statutory trust, restrictive covenant or other encumbrance of any nature or any other arrangement or condition which, in substance, secures payment or performance of an obligation.

“Environmental and Health Laws” has the meaning set out in Section 3 (1) (y).

“Final Prospectus” means the (final) short form prospectus of the Fund (including the documents incorporated by reference therein) relating to the qualification for distribution of the Offered Securities in the Qualifying Jurisdictions.

“Fund Entities” means, collectively, the Fund and the Administrator.

“Fund Financial Information” has the meaning set out in Section 4(d) (ii) (C).

“Governmental Authority” means any domestic or foreign legislative, executive, judicial or administrative body or person having or purporting to have jurisdiction in the relevant circumstances, including the Securities Regulators, the TSX, IIROC, the U.S. Securities and Exchange Commission, and any other stock exchange or self-regulatory authority.

“Hazardous Substance” has the meaning set out in Section 3(1) (y).

“HEC” means Hudson Energy Corp., a Delaware corporation.

“HPH” means Hudson Parent Holdings LLC, a Delaware limited liability company.

“HPH Financial Information” has the meaning set out in Section 4 (d) (ii) (D).

“HPH Membership Interests” means, collectively, the preferred units and the common units of HPH.

“IIROC” means Investment Industry Regulatory Organization of Canada.

“Indemnitee” has the meaning set out in Section 7(1).

“Intellectual Property” has the meaning set out in Section 3 (1) (s).

“JEEC” means Just Energy Exchange Corp., a corporation incorporated under the federal laws of Canada.

“Lead Underwriters” means, collectively, RBC Dominion Securities Inc., CIBC World Markets Inc. and GMP Securities L.P.

“Losses” means all damages, losses (other than a loss of profits in connection with the sale of the Offered Securities), liabilities, costs, fees and expenses (including reasonable fees and expenses of lawyers, accountants and other experts and professionals and any reasonable costs, fees and expenses incurred in connection with investigating, preparing for, disputing or defending against any Claim as such costs, fees and expenses are incurred, and interest, court costs and any amount paid in reasonable settlement of any Claim or satisfaction of any judgment or award).

“Marketing Materials” has the meaning set out in Section7 (1).

“MI 11-102” means Multilateral Instrument 11-102 – Passport System.

“Material Adverse Effect” means any change, event, violation, inaccuracy, circumstance or effect which is or is reasonably likely to (i) be materially adverse to the business, operations, capital, assets, liabilities, condition (financial or otherwise), management, results of operations, unitholders’ or shareholders’ equity or prospects of the Fund and its Subsidiaries, taken as a whole, whether or not arising in the norm al course, (ii) impair the Fund’s ability to complete the transactions contemplated by this Agreement in any material respect, or (iii) result in the Offering Documents containing a misrepresentation.

“material change” , “material fact” and “misrepresentation” mean, with respect to circumstances to which the Securities Laws of a particular Qualifying Jurisdiction are applicable, a material change, material fact or misrepresentation, as applicable, as defined under the Securities Laws of that Qualifying Jurisdiction and, if not so defined or in circumstances in which the particular Securities Laws of a particular Qualifying Jurisdiction are not applicable, mean a material change, material fact or misrepresentation, as applicable, as defined under the Securities Act (Ontario).

“Material Subsidiaries” means Just Energy Corp., an Ontario corporation; OESC Exchangeco II Inc., an Ontario corporation; ESIF Commercial Trust I, an Ontario trust; Newten Home Comfort LP, an Ontario limited partnership; Just Energy Manitoba L.P., a Manitoba limited partnership; Just Energy Ontario L.P., an Ontario limited partnership; Just Energy Trading LP, an Ontario limited partnership; Just Energy Exchange Corp., a corporation incorporated under the laws of Canada; Universal Energy Corporation, an Ontario corporation; Just Energy (B.C.) Limited Partnership, a British Columbia limited partnership; Alberta Energy Savings L.P., an Alberta limited partnership; Just Energy Alberta L.P., an Alberta limited partnership; Just Energy Québec L.P., a Québec limited partnership; Ontario Energy Commodities Inc., an Ontario corporation; Just Energy (U.S.) Corp., a Delaware corporation; Just Energy Marketing Corp., a Delaware corporation; Just Energy Texas I Corp., a Texas corporation; Just Energy Illinois Corp., a Delaware corporation; Just Energy Indiana Corp., a Delaware corporation; Just Energy Corp., a Delaware corporation; Just Energy Michigan Corp., a Delaware corporation; Commerce Energy , Inc., a California corporation; Just Energy LLC, a Texas limited liability company; Just Energy Texas L.P., a Texas limited partnership; Universal Gas and Electric Corporation, a Delaware corporation; Nat ional Energy Corporation, an Ontario corporation; and Terra Grain Fuels Inc., a Canadian federal corporation.

“Money Laundering Laws” has the meaning set out in Section 3(1) (z).

“Mutual Fund Trust” has the meaning ascribed thereto in the Tax Act.

“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions.

“Offer Price” means $1,000.

“Offering” means the distribution of the Offered Securities as contemplated in the Final Prospectus.

“Offering Documents” means, collectively, the Prospectus, any Prospectus Amendment and the U.S. Private Placement Memorandum.

“OSC” means the Ontario Securities Commission.

“Passport Receipt” means a receipt issued by the Reviewing Authority as principal regulator pursuant to the Passport System and the OSC pursuant to the Securities Laws in Ontario and which evidences the receipt of the Reviewing Authority, on behalf of itself and the Securities Regulators of the other Qualifying Jurisdictions (other than Ontario), and the OSC for Ontario, for the Preliminary Prospectus, the Final Prospectus and any Prospectus Amendment, as applicable.

“Passport System” means the passport system procedures provided for under National Policy 11-202 Process for Prospectus Reviews in Multiple Jurisdictions and MI 11 -102.

“Permits” has the meaning set out in Section 3(1) (q).

“Preliminary Prospectus” means the preliminary short form prospectus of the Fund (including the docum ents incorporated by reference therein) relating to the qualification for distribution of the Offered Securities in the Qualifying Jurisdictions.

“Proceeding” has the meaning set out in Section 7(3).

“Prospectus” means, collectively, the Preliminary Prospectus and the Final Prospectus.

“Prospectus Amendment” means, collectively, any amendment or supplement to the Preliminary Prospectus or the Final Prospectus that may be filed by or on behalf of the Fund under any of the Securities Laws relating to the distribution of the Offered Securities under the Securities Laws.

“Qualifying Jurisdictions” means all of the provinces of Canada.

“Required Environmental Permits” has the meaning set out in Section3 (1) (y).

“Reviewing Authority” means the OSC.

“Securities Laws” means, collectively, all applicable securities laws in each of the Qualifying Jurisdictions and the respective regulations and rules made thereunder together with all applicable published national and local instruments, policy statements, notices and blanket orders and rulings of the Securities Regulators, all published discretionary rulings and orders, if any, of the Securities Regulators made in connect ion with the Offering and all rules, by-laws and regulations governing the TSX.

“Securities Regulators” means the applicable securities commission or similar regulatory authority in each of the Qualifying Jurisdictions.

“Selling Firms” has the meaning set out in Section 5(1).

“SIFT Rules” means the rules contained in the Tax Act relating to the federal income taxation of certain publicly traded flow-through entities referred to as “specified investment flow-throughs” or “SIFTs”.

“Subsidiary” means, with respect to any person, any other person which is controlled by the referent person, and, with respect to the Fund, includes each of the Material Subsidiaries.

“Tax Act” means the Income Tax Act (Canada).

“Taxation Authority” means any domestic or foreign government, agency or authority that is entitled to impose Taxes or to administer any applicable Tax legislation.

“Taxes” means all federal, state, provincial, territorial, county, municipal, local or foreign taxes, duties, imposts, levies, assessments, tariffs and other charges imposed, assessed or collected by a Governmental Authority including, (i) any gross income, net income, gross receipts, business, royalty, capital, capital gains, goods and services, value added, severance, stamp, franchise, occupation, premium, capital stock, sales and use, real property, land transfer, personal property, advalorem, transfer, licence, profits, environmental, payroll, employment, employer health, pension plan, anti-dumping, countervail, excise, severance, stamp, occupation, or premium tax, (ii) all withholdings on amounts paid to or by the relevant person, (iii) all employment insurance premiums, Canada, Québec and any other pension plan contributions or premiums, (iv) any fine, penalty, interest, or addition to tax, (v) any tax imposed, assessed, or collected or payable pursuant to any tax-sharing agreement or any other contract relating to the sharing or payment of any such tax, levy, assessment, tariff, duty, deficiency, or fee, and (vi) any liability for any of the foregoing as a transferee, successor, guarantor, or by contract or by operation of law.

“Tax Returns” means all returns, reports, declarations, statements, bills, schedules, forms or written information of, or in respect of, Taxes that are, or are required to be, filed with or supplied to any Taxation Authority.

“Time of Closing” means 8:30 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date as the Fund, and the Lead Underwriters may agree upon in writing.

“Transaction” means the indirect acquisition by the Fund of all of the issued and outstanding shares of HEC and all of the issued and outstanding HPH Membership Interests in HPH that are not owned by HEC in accordance with the terms of the Acquisition Agreement.

“Trust Indenture” means the trust indenture to be dated the Closing Date between the Fund and the Debenture Trustee, which governs the terms and conditions of the Offered Securities.

“Trustee” means Montreal Trust Company in its capacity as trustee of the Fund.

“TSX” means the Toronto Stock Exchange.

“Underwriters” Information” has the meaning set out in Section 7(1) (b).

“United States” or “U.S.” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia.

“Units” means trust units of the Fund.

“U.S. Affiliates” means a United States broker-dealer affiliate of an Underwriter, duly registered as a broker-dealer under the U.S. Exchange Act and all applicable state securities laws.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“U.S. Private Placement Memorandum” means the preliminary and final U.S. private placement memorandum and any amendments thereto, incorporating the Prospectus, to be delivered in connection with the offer and sale of the Offered Securities in the United States and referred to in Schedule D hereto.

“U.S. Purchasers” means a purchaser of Offered Securities (i) in the United States or (ii)that was offered Offered Securities in the United States, in accordance with the terms hereof.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

“U.S. Securities Laws” means the United States federal securities laws, including the U.S. Exchange Act, the U.S. Securities Act, and applicable state securities laws.

(2) Headings. The division of this Agreement into Sections and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this Agreement. The terms “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Section or other portion hereof. Unless something in the subject matter or context is inconsistent therewith, references herein to Sections and Schedules are to Sections of and Schedules to this Agreement.

(3) Extended Meanings. In this Agreement words importing the singular number only include the plural and vice versa, words importing any gender include all genders and words importing persons include individuals, companies, limited and unlimited liability companies, general and limited partnerships, associations, trusts, unincorporated organizations, joint ventures and Governmental Authorities. The term “including” means “including without limiting the generality of the foregoing”.

(4) Statutory References. In this Agreement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any statute is to that statute as now enacted or as the same may from time to time be amended, re-enacted or replaced and includes any regulations made thereunder.

(5) Currency. All references to currency herein are to lawful money of Canada.

(6) Control. For the purposes of this Agreement, (a) (i) a person controls a body corporate if securities of the body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate are beneficially owned by the person and the votes attached to those securities are sufficient, if exercised, to elect a majority of the directors of the body corporate; (ii) a person controls an unincorporated entity, other than a limited partnership, if more than 50% of the ownership interests, however designated, into which the entity is divided are beneficially owned by that person and the person is able to direct the business and affairs of the entity; and (iii) the general partner of a limited partnership controls the limited partnership; (b) a person who controls an entity is deemed to control any entity that is controlled, or deemed to be controlled, by the entity; and (c) a person is deemed to control, within the meaning of clause (a)(i) or (a)(ii) of this Section 1(6), an entity if the aggregate of (i) any securities of the entity that are beneficially owned by that person, and (ii) any securities of the entity that are beneficially owned by any entity controlled by that person, is such that, if that person and all of the entities referred to in clause (c)(ii) of this Section 1(6) that beneficially own securities of the entity were one person, that person would control the entity.

2. Purchase of the Offered Securities by the Underwriters

(1) Offered Securities. On the basis of the representations, warranties and agreements set forth herein and subject to the terms and conditions hereof, the Fund agrees to issue and sell to each of the Underwriters, and each of the Underwriters agrees severally (and not jointly or jointly and severally) to purchase from the Fund, the respective percentage of the Offered Securities set forth opposite the name of such Underwriter in Section 9(1) (rounded up or down, as determined by the Lead Underwriters in their sole discretion, so as to eliminate fractions) at a price per Offered Security equal to the Offer Price.

(2) Underwriters’ Commission. As compensation for the services rendered to the Fund by the Underwriters in connection with the Offering, the Fund will pay to the Underwriters a commission equal to 4% of the aggregate principal amount of the Offered Securities, or $40 per Offered Security, sold to the Underwriters under this Agreement, payable at the Time of Closing by wire transfer in immediately available funds to the account(s) specified by the Lead Underwriters in writing.

(3) Payment and Delivery. Payment for and delivery of the Offered Securities will be made at the offices of Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta at the Time of Closing, or at such other place as the Lead Underwriters and the Fund may agree upon in writing. Payment of the purchase price for the Offered Securities will be made by wire transfer in immediately available funds to the account(s) specified by the Fund in writing against delivery of certificates for the Offered Securities to the Lead Underwriters, on behalf of the Underwriters, through the facilities of CDS Clearing and Depository Services Inc. for the respective accounts of the Underwriters and such further documentation as may be contemplated in this Agreement. Certificates for the Offered Securities will be registered in such name or names and will be in such denominations as the Lead Underwriters, on behalf of the Underwriters, may request in writing not later than one Business Day prior to the Closing Date.

(4) No Fiduciary Relationship. Each of the Fund Entities acknowledges that the Underwriters are acting solely as underwriters in connection with the purchase and sale of the Fund’s securities contemplated hereby. Each of the Fund Entities further acknowledges that the

Underwriters are acting pursuant to a contractual relationship created solely by this Agreement entered into on an arm’s length basis, and in no event do the parties hereto intend that the Underwriters act or be responsible as a fiduciary to either of the Fund Entities, its management, unitholders, shareholders or creditors or any other person in connection with any activity that the Underwriters may undertake or have undertaken in furtherance of such purchase and sale of the Fund’s securities, either before or after the date of this Agreement. The Underwriters hereby expressly disclaim any fiduciary or similar obligations to either of the Fund Entities, either in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions, and each of the Fund Entities hereby confirms its understanding and agreement to that effect. The Fund Entities and the Underwriters agree that they are each responsible for making their own independent judgements with respect to any such transactions and that any opinions or views expressed by the Underwriters to either of the Fund Entities regarding such transactions, including any opinions or views with respect to the price or market for the Fund’s securities, do not constitute advice or recommendations to either of the Fund Entities. The Fund Entities and the Underwriters agree that the Underwriters are acting as principal and not the agent or fiduciary of either of the Fund Entities and no Underwriter has assumed, and no Underwriter will assume, any advisory responsibility in favour of either of the Fund Entities with respect to the transactions contemplated hereby or the process leading thereto, irrespective of whether any Underwriter has advised or is currently advising either of the Fund Entities on other matters. Each of the Fund Entities hereby waives and releases, to the fullest extent permitted by Applicable Law, any claims that either of the Fund Entities may have against any of the Underwriters with respect to any breach or alleged breach of any fiduciary, advisory or similar duty to either of the Fund Entities in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions.

3. Representations and Warranties of the Fund Entities

(1) Representations and Warranties of the Fund Entities. Each of the Fund Entities, jointly and severally, represents and warrants to each of the Underwriters that:

(a) No Cease Trade Orders. No order, ruling or determination having the effect of ceasing or suspending the distribution of the Offered Securities or ceasing or suspending the trading of any securities of the Fund or the use of the Offering Documents, or prohibiting the sale of the Offered Securities has been issued or made by any Government Authority and no proceedings have been initiated or, to the knowledge of the Fund, threatened or are pending by any Governmental Authority in relation thereto, and any request by any Securities Regulator for additional information has been complied with.

(b) Organization, Power and Authority. The Fund is an open-ended trust duly established, settled and subsisting under the laws of the Province of Ontario. The Trustee has been appointed as the trustee of the Fund. Pursuant to the Administration Agreement, the Administrator has the exclusive authority to manage the operations and affairs of the Fund. The Declaration of Trust is a valid and legally binding obligation of the Trustee enforceable against the Trustee by the beneficiaries of the Fund in accordance with its terms. The Administration Agreement is a valid and legally binding obligation of each of the Fund and the Administrator enforceable against each of the Fund and the Administrator by the other in accordance with its terms. Each of the Fund’s Subsidiaries (i) is a corporation, limited partnership or trust duly incorporated or established, as applicable, organized and subsisting under the laws of its jurisdiction of incorporation, amalgamation, continuation or establishment; (ii) has made all necessary filings under all Applicable Laws; and (iii) has all power and authority necessary to lease and operate its property and assets and to carry on its business, except where the failure to make any such filing or have such power and authority would not, individually or in the aggregate, have a Material Adverse Effect. The Fund does not own, directly or indirectly, any interest in any person, other than the Subsidiaries set out on Schedule B. The only Subsidiaries of the Fund that are significant to the Fund and its business are the Material Subsidiaries. No proceedings have been initiated, taken or authorized by the Fund, any of its Subsidiaries or their respective trustees, shareholders, partners or members, as applicable, or, to the knowledge of the Fund, any other person with respect to the bankruptcy, insolvency, liquidation, termination, dissolution or winding up of the Fund or any of its Subsidiaries.

(c) Authorized and Issued Capital. The Fund is authorized to issue an unlimited number of Units, of which 124,695,322 Units are issued and outstanding on the date hereof as fully paid and non-assessable and are not subject to any pre-emptive right, right of first refusal or similar right created by or to which the Fund is subject or party. Except as described in the Offering Documents, there are no outstanding rights (whether pre-emptive, contractual or otherwise), warrants or options to acquire, or instruments convertible into or exchangeable for, any unissued share or other equity interest in the Fund or any of its Subsidiaries, or any contract, commitment, agreement, understanding or arrangement of any kind relating to the issuance of any share or other equity interest in the Fund or any of its Subsidiaries or any such rights, warrants or options or any such convertible or exchangeable instrument. All of the outstanding securities of each of the Fund’s Subsidiaries have been validly issued, are fully paid and non-assessable, and, except as described in the Offering Documents, are owned, directly or indirectly, by the Fund free and clear of all Encumbrances, restriction on voting or transfer and rights of others.

(d) Due Authorization. Each of the Fund Entities has the power, authority and right to enter into and deliver each of the Documents to which it is a party and to perform its obligations hereunder and thereunder, and all actions required to be taken by a Fund Entity for the due authorization, execution and delivery of each of the Documents and the completion of the transactions contemplated hereby and thereby have been validly taken.

(e) Enforceable Agreements. This Agreement has been duly executed and delivered by each of the Fund Entities and constitutes a valid and legally binding obligation of each of the Fund Entities, enforceable against each of the Fund Entities in accordance with its terms subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court. At the Time of Closing, the Trust Indenture will be duly executed and delivered by the Fund and will constitute a valid and legally binding obligation of the Fund enforceable against the Fund in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only at the discretion of the court.

(f) Short Form Eligibility. The Fund is eligible to file the Preliminary Prospectus and the Final Prospectus under, and use the procedures established by, NI 44-101 in each of the Qualifying Jurisdictions.

(g) Offered Securities. At the Time of Closing, the Offered Securities will have been duly created and authorized by the Fund. At the Time of Closing, the Offered Securities will have been duly created under the Trust Indenture and, upon the Fund having received the full purchase price therefor, be duly and validly issued as fully paid and non-assessable securities of the Fund entitled to the benefits of the Trust Indenture. The Units issuable upon the exercise of the conversion rights pursuant to the Offered Securities will, upon their issuance in accordance with the terms of the Trust Indenture, be duly and validly issued as fully paid and non-assessable securities of the Fund having the benefits of the Declaration of Trust. The attributes of the Offered Securities conform (or, in the case of any Prospectus Amendment, will, at the time of delivery thereof to the Underwriters, conform) in all material respects to the description thereof in the Offering Documents. The issuance of the Offered Securities is not subject to any pre-emptive right, right of first refusal or similar right. No person has any right to require the qualification for distribution or registration of any securities of the Fund or the filing of a prospectus, registration statement or similar document with respect thereto under any Applicable Law, in each case in connection with the offer and sale of the Offered Securities. Prior to the Time of Closing, the form of the certificates for the Offered Securities will have been approved by the Administrator and adopted by the Fund and will comply with all legal and stock exchange requirements and will not conflict with the Declaration of Trust or the Trust Indenture.

(h) No Consents Required. No consent, approval, authorization, order or agreement of, or registration, filing or qualification with, any Governmental Authority or other person is required for the execution, delivery or performance of any Document by either of the Fund Entities, the issuance and sale of the Offered Securities or the completion by the Fund Entities of the transactions contemplated by this Agreement, except for the qualification of the Offered Securities for distribution to the public under the Securities Laws.

(i) No Conflicts. None of the entering into, delivery or performance of this Agreement, the issuance of the Offered Securities, the completion of the transactions contemplated hereby by the Fund Entities nor the entering into, delivery or performance of the Acquisition Agreement or the completion of the transactions contemplated thereby by Just Energy (U.S.) Corp. will (i) result in the violation of any of the provisions of the Declaration of Trust or the constating documents or by-laws of any of the Fund’s Subsidiaries; (ii) conflict with, or result in a breach or violation of any of the terms of, or constitute a default under, or result in the creation or imposition of any Encumbrance or right of any other upon any assets of the Fund or any of its Subsidiaries pursuant to, or result in the acceleration or maturity of any indebtedness or other liability of the Fund or any of its Subsidiaries under, the Trust Indenture or any agreement or other instrument to which the Fund or any of its Subsidiaries is a party or by which the Fund or any of its Subsidiaries is bound or to which any of the assets of the Fund or any of its Subsidiaries is subject or any Permit issued to the Fund or any of its Subsidiaries; or (iii) result in the violation of any Applicable Law in respect of which the Fund or any of its Subsidiaries must comply.

(j) Absence of Changes. Since March 31, 2009, except as disclosed in each of the Offering Documents. (i) there has not been any material adverse change, or any development involving a prospective material adverse change, in or affecting the business, assets, liabilities, condition (financial or otherwise), management, results of operations, unitholders’, shareholders’ or partners’, as applicable, equity or prospects of the Fund and its Subsidiaries, taken as a whole; (ii) the Fund has not declared or paid any distributions, or made any other distribution of any kind, on or in respect of its equity capital, other than monthly distributions of $0.10333 per Unit and JEEC has not declared or paid any dividends, or made any other distribution of any kind, on or in respect of its equity capital, other than monthly dividends of $0.06889 per exchangeable share, series 1 of JEEC; (iii) there has not been any material change in the equity capital or the long-term or short-term debt of the Fund or any of its Subsidiaries; (iv) neither the Fund nor any its Subsidiaries has sustained any material loss or interference with its business or assets from fire, explosion, flood, hurricane, accident or other calamity, whether or not covered by insurance, or from any labour dispute or any legal or governmental proceeding; and (v) neither the Fund nor any of its Subsidiaries has incurred or undertaken any liabilities or obligations, whether direct or indirect, liquidated or contingent, matured or unmatured, or entered into any transactions, including any acquisition or disposition of any business or asset, that is material to the Fund and its Subsidiaries taken as a whole.

(k) Financial Statements. The consolidated financial statements of the Fund and the related notes thereto included or incorporated by reference in the Offering Documents present fairly in all material respects the consolidated financial position of the Fund and its Subsidiaries as of the dates indicated and the consolidated results of operations and the consolidated changes in financial position of the Fund and its Subsidiaries for the periods specified; and such consolidated financial statements and the related notes thereto have been prepared in accordance with Canadian generally accepted accounting principles, which, except as disclosed in such consolidated financial statements or the related notes thereto, were consistently applied throughout the periods covered thereby. Except for (i) the consolidated financial statements of Universal Energy Group Ltd. and the related notes thereto and the pro forma financial statements and the related notes thereto of the Fund in respect of the acquisition of Universal Energy Group Ltd. included in the business acquisition report incorporated by reference in the Offering Documents, and (ii) the consolidated financial statements of HPH for the years ended December 31, 2009 and 2008 and the related notes thereto and the pro forma financial statements and the related notes thereto of the Fund in respect of the acquisition of HPH included in the Offering Documents, no other financial statements are required to be included in any of the Offering Documents under the Securities Laws. The pro forma financial statements and the related notes thereto of the Fund included in the Offering Documents have been prepared in all material respects with the requirements of the Securities Laws and the assumptions underlying such pro forma financial statements are reasonable and are set forth in the Offering Documents. The other financial information included or incorporated by reference in the Offering Documents (other than statistical, industry-related and market-related data and the consolidated financial statements of HPH) has been derived fro m the accounting records of the Fund and its Subsidiaries and presents fairly in all material respects the information shown thereby and, except as disclosed in the Offering Documents, has been prepared on a basis consistent with that of the financial statements included in the Offering Documents. The statistical, industry-related and market-related data included or incorporated by reference in the Offering Documents are derived from sources which the Fund Entities reasonably believe are accurate and reliable, and such data agree with the sources from which they are derived.

(l) Internal Controls and Disclosure Controls and Procedures. The Fund and its Subsidiaries have designed and maintain a system of “internal control over financial reporting” (as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. The Fund is not aware of any material weaknesses in its internal controls over financial reporting. Except as disclosed in the Offering Documents in relation to Universal Energy Group Ltd., since the date of the most recent audited financial statements of the Fund included or incorporated by reference in the Offering Documents, there has not been any change in the internal control over financial reporting of the Fund or any of its Subsidiaries that has materially affected, or could reasonably be expected to materially affect, the internal control over financial reporting of the Fund or any of its Subsidiaries. The Fund and its Subsidiaries have designed and maintain “disclosure controls and procedures” (as that term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) to provide reasonable assurance that material information relating to the Fund and its Subsidiaries is made known to the Administrator’s chief executive officer and chief financial officer by others within those entities, particularly during the period in which the Fund’s “annual filings” (as that term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) are being prepared. Information required to be disclosed by the Fund in such annual filings or in “interim filings” (as that term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) or other reports submitted by the Fund under the Securities Laws is recorded, processed, summarized and reported within the time periods specified in the Securities Laws. Such internal controls over financial reporting and disclosure controls and procedures are effective.

(m) Auditors. KPMG LLP, who has provided its audit report on the financial statements of the Fund and its Subsidiaries that are incorporated by reference in the Offering Documents, are independent with respect to the Fund within the meaning of the rules of professional conduct applicable to auditors in Canada and there has not been a “reportable event” (as that term is defined in National Instrument 51-102 – Continuous Disclosure Obligations ) with any current or prior auditor of the Fund or any of its Subsidiaries.

(n) Indebtedness. No outstanding indebtedness of the Fund or any of its Subsidiaries has become repayable before its stated maturity date, nor has any security in respect of such indebtedness become enforceable, by reason of default by the Fund or any of its Subsidiaries and no event has occurred or, to the knowledge of the Fund, is impending which, with notice or the lapse of time or both, may result in any such indebtedness becoming so repayable or any such security becoming enforceable and no person to whom any indebtedness of the Fund or any of its Subsidiaries is owed which is repayable on demand has demanded or threatened to demand repayment of, or to take any steps to enforce any security for, the same, which, in each case, individually or in the aggregate, would have a Material Adverse Effect. Neither the Fund nor any of its Subsidiaries is in default in the payment of any material obligation owed which is now due. Neither the Fund nor any of its Subsidiaries has outstanding any debentures, bonds, notes or other indebtedness entitling the holder thereof to vote with the unitholders, shareholders or equityholders, as applicable, of the Fund or any of its Subsidiaries or, except as disclosed in the Offering Documents, that are convertible into or exchangeable for securities having such right to vote. Other than Offered Securities issuable at the Time of Closing and except as disclosed in the Offering Documents, neither the Fund nor any of its Subsidiaries has outstanding any debentures, notes, mortgages or other indebtedness that is material to the Fund and its Subsidiaries taken as a whole.

(o) Significant Acquisitions and Dispositions. Except for the acquisition by the Fund of Universal Energy Group Ltd. and for the Transaction, no acquisitions or dispositions have been made by the Fund during its three most recently completed fiscal years that would be a “significant acquisition” or “significant disposition” for the purposes of Securities Laws, and the Fund is not a party to any agreement or other instrument with respect to any transaction that would constitute a “probable acquisition” for the purposes of such laws, in each case, that would require disclosure in the Prospectus pursuant to such laws.

(p) No Violation or Default. Neither the Fund nor any of its Subsidiaries is (i) in violation of any of the provisions of, in the case of the Fund, the Declaration of Trust, and, in the case of its Subsidiaries, such Subsidiary’s constating documents or by-laws; (ii) in breach or violation of, and no event has occurred that, with notice or lapse of time or both, would constitute a breach or violation of any of the terms of, or default under, or result in the creation or imposition of any Encumbrance or right of any other upon any of the assets of the Fund or any of its Subsidiaries pursuant to, any agreement or other instrument to which the Fund or any of its Subsidiaries is a party or by which the Fund or any of its Subsidiaries is bound or to which any of the assets of the Fund or any of its Subsidiaries is subject; or (iii) in violation of any Applicable Law in respect of which the Fund or any of its Subsidiaries must comply, except, in the case of clauses (ii) and (iii) of this Section, for defaults and violations that would not, individually or in the aggregate, have a Material Adverse Effect. The Fund is a “reporting issuer”, or the equivalent, in good standing in each of the Qualifying Jurisdictions and not in default under Securities Laws. The Fund is in compliance with its obligations to make timely disclosure of all material changes relating to it and, since March 31, 2009, no such disclosure has been made on a confidential basis and, other than the Offering and the Transaction, there is no material change relating to the Fund which has occurred and with respect to which the requisite material change report has not been filed.

(q) Permits. The Fund and its Subsidiaries possess all such permits, consents, waivers, licences, certificates, approvals, authorizations, registrations, franchises, rights, privileges, quotas and exemptions (collectively, “Permits”) issued by the appropriate Governmental Authorities necessary for the use and ownership or lease of their respective assets and the conduct their respective businesses as described in the Offering Documents, except where the failure to possess any such Permit would not, individually or in the aggregate, have a Material Adverse Effect. The Fund and its Subsidiaries are in compliance with the terms and conditions of all such Permits, except where the failure so to comply would not, individually or in the aggregate, have a Material Adverse Effect. All of such Permits are valid and in full force and effect, except where the invalidity of such Permits or the failure of such Permits to be in full force and effect would not, individually or in the aggregate, have a Material Adverse Effect. Neither the Fund nor any of its Subsidiaries has received any notice of any proceeding relating to the revocation or modification of any such Permit which, individually or in the aggregate, if the subject of an unfavourable decision, ruling or finding, would have a Material Adverse Effect or has any reason to believe that any such Permit will not be renewed in the ordinary course. None of such Permits contains any term, provision, condition or limitation which would, individually or in the aggregate, have a Material Adverse Effect.

(r) Title to Assets. Except as disclosed in the Offering Documents in relation to Terra Grain Fuels Inc.’s property in Belle Plaine, Saskatchewan, neither the Fund nor any of its Subsidiaries owns any real property and none has entered into any agreement to acquire any real property. The Fund and its Subsidiaries have good and marketable title to all items of personal property, or have valid and enforceable rights to lease or otherwise use all property and assets, that are material to their respective businesses, in each case free and clear of all Encumbrances and any rights of others except as disclosed in the Offering Documents. There is no agreement, option, understanding or commitment, or any right or privilege capable of becoming an agreement, for the purchase from the Fund or any of its Subsidiaries of their respective businesses or assets other than in the usual and ordinary course of business.

(s) Intellectual Property. The Fund and its Subsidiaries own or have obtained valid and enforceable licenses or other rights to use all intellectual property of any nature and kind, including all domestic and foreign trade-marks, business names, trade names, domain names, trading styles, patents, trade secrets, software, industrial designs and copyrights, whether registered or unregistered, and all applications for registration thereof, and inventions, formulae, recipes, product formulations, processes and processing methods, technology and techniques, and know - how (collectively, “Intellectual Property” ), used in or required for the proper carrying on of their respective businesses. To the knowledge of the Fund, the conduct by the Fund and its Subsidiaries of their respective businesses does not, and will not, infringe or otherwise violate the Intellectual Property rights of any other person and neither the Fund nor any of its Subsidiaries has received any notice of any infringement or conflict with any Intellectual Property rights of others.

(t) No Restrictions on Subsidiaries. None of the Fund’s Subsidiaries is prohibited, directly or indirectly, under any agreement or other instrument to which it is a party or by which it is bound, from (i) paying any dividends or making any other distribution on its equity capital; (ii) repaying to the Fund or any other Subsidiary of the Fund any loans or advances to such Subsidiary from the Fund or such other Subsidiary; or (iii) transferring any of such Subsidiary’s assets to the Fund or any other Subsidiary of the Fund.

(u) Insurance. The Fund and each of its Subsidiaries maintain insurance policies with reputable insurers in such amounts and against such risks as are reasonably prudent for the conduct of their respective businesses and the value of its assets and as is customary for companies engaged in similar businesses and similar industries and all such policies are in full force and effect. There are no material claims by the Fund or any of its Subsidiaries under any such policy as to which any insurance company is denying liability or defending under a reservation of rights clause. The Fund reasonably believes that the Fund and each of its Subsidiaries will be able to renew its existing insurance as and when such coverage expires or will be able to obtain replacement insurance adequate for the conduct of its business and the value of its assets at a cost that would not have a Material Adverse Effect.

(v) Taxes. The Fund and each of its Subsidiaries has (i) timely filed all Canadian and other Tax Returns that are required to be filed by it and all such Tax Returns are accurate and complete in all material respects; and (ii) withheld any Taxes that are required by Applicable Law to be withheld and has timely paid, remitted to the applicable Taxation Authority or has made provision for the payment of all Taxes required to be paid by the Fund or any of its Subsidiaries. Neither the Fund nor any of its Subsidiaries has any outstanding assessments for Taxes and there are no actions, suits, proceedings, negotiations, investigations or claims pending or, to the knowledge of either of the Fund Entities, threatened against the Fund or any of its Subsidiaries which could result in a material liability in respect of Taxes. Neither the Fund nor any of its Subsidiaries is a party to any agreement, waiver or arrangement with any Taxation Authority that relates to any extension of time with respect to the filing of any Tax Return, any payment of Taxes or any assessment. There are no Encumbrances or any rights of others on any of the assets of the Fund or any of its Subsidiaries that arose in connection with any failure or alleged failure to pay any Taxes when due. The Fund qualifies as a Mutual Fund Trust. The purchase and sale of the Offered Securities pursuant to this Agreement, together with all other offerings of Units and debentures convertible into Units (and other equity substitutes) made by the Fund since October 31, 2006, are within the safe harbour limits relating to “undue expansion” in accordance with the normal growth guidelines release by the Department of Finance on December 31, 2006, as amended. Neither the Fund nor any of its Subsidiaries is currently subject to, and neither the completion of the purchase and sale of the Offered Securities pursuant to this Agreement nor the issuance of the Units issuable upon conversion of the Offered Securities will cause the Fund or any of its Subsidiaries to become subject to, trust level taxation pursuant to the SIFT Rules. The statements under the heading “Certain U.S. Federal Income Tax Considerations to U.S. Holders” in the U.S. Private Placement Memorandum are accurate, subject to the assumptions, qualifications, limitations and restrictions set out therein.

(w) Labour Matters. The Fund has no employees. Each of the Fund’s Subsidiaries is employing all of its employees in compliance with all applicable Taxation, health, labour and employment laws, rules, regulations, notices, and orders, except for any such failure as would not, individually or in the aggregate, have a Material Adverse Effect. None of the Fund’s Subsidiaries is bound by or a party to any collective bargaining agreement. No trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any employees of any of the Fund’s Subsidiaries, has applied to be certified as the bargaining agent of any employees of any of the Fund’s Subsidiaries, or has applied to have any of the Fund’s Subsidiaries declared a related employer or successor employer pursuant to applicable labour legislation. There are no actual or, to the knowledge of either of the Fund Entities, threatened or pending organizing activities of any trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent or any pending or, to the knowledge of the Fund, threatened unfair labour practice complaints, strikes, work stoppages, picketing, lock-outs, hand-billings, boycotts, slowdowns, arbitrations, grievances, complaints, charges or similar labour related disputes or proceedings pertaining to any of the Fund’s Subsidiaries. Neither of the Fund Entities is aware of any existing or imminent labour disturbances by the employees of the Administrator or any of its Subsidiaries’ principal suppliers, manufacturers, customers or contractors, which, individually or in the aggregate, would have a Material Adverse Effect.

(x) Benefit Plans. The Fund and each of its Subsidiaries has satisfied all obligations under, and there are no outstanding defaults or violations in respect of, and no payments, contributions or premiums are owing or exigible under or in respect of, any benefit plan, program, agreement or arrangement (whether written or unwritten) maintained, contributed to, or provided by the Fund or any of its Subsidiaries for the benefit of any of the current or former trustees, directors, officers, employees, or dependent or independent contractors of the Fund or any of its Subsidiaries or their respective dependants or beneficiaries, including all bonus, deferred compensation, incentive compensation, unit or share purchase, unit or share option, stock appreciation, phantom stock, savings, profit sharing, severance or termination pay, health or other medical, life, disability or other insurance (whether insured or self-insured), supplementary unemployment benefit, pension, retirement and supplementary retirement plans, programs, agreements and arrangements, except for any statutory plans to which the Fund or any of its Subsidiaries is obliged to contribute or comply, including the Canada/Québec Pension Plan, or plans administered pursuant to applicable federal, provincial or state health, worker’s compensation or employment insurance legislation (collectively, the “Benefit Plans”) and any such Benefit Plan which is a funded plan or arrangement is fully funded on an ongoing and termination basis, except for (i) failures to satisfy obligations or to make any such payment, contribution or premium; (ii) failures of any Benefit Plan to be so funded and defaults; and (iii) violations that would not, individually or in the aggregate, have a Material Adverse Effect. Except as permitted by the Benefit Plans, their applicable funding agreements and Applicable Law, there has been no withdrawal of assets or any other amounts from any of the Benefit Plans other than proper payments of benefits to eligible beneficiaries, refunds of over-contributions to plan members and permitted payments of reasonable expenses incurred by or in respect of such Benefit Plans. There is no civil, criminal, administrative, regulatory, arbitral or investigative inquiry, action, suit, investigation, proceeding, or any claim or demand pending or, to the knowledge of either of the Fund Entities, threatened with respect to the Benefit Plans against the Fund or any of its Subsidiaries, the funding agent, the insurers or the fund of such Benefit Plans, other than claims and demands for benefits in the ordinary course which would not, individually or in the aggregate, have a Material Adverse Effect.

(y) Compliance with Environmental Laws. The Fund and each of its Subsidiaries has been and is in compliance with all Applicable Laws (collectively, the “Environmental and Health Laws”) relating to the protection of the environment, occupational health and safety or the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes, materials or substances (collectively, “Hazardous Substances”), except where such non-compliance or prosecution would not, individually or in the aggregate, have a Material Adverse Effect. Neither the Fund nor any of its Subsidiaries has used, except in compliance with all Environmental and Health Laws, any property or facility which it owns or leases or previously owned or leased, to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any Hazardous Substance. The Fund and each of its Subsidiaries has obtained all Permits under the Environmental and Health Laws (the “Required Environmental Permits”) required for the operation of the Fund’s or any of its Subsidiaries’ business, except where the absence of any Required Environmental Permit would not, individually or in the aggregate, have a Material Adverse Effect and each Required Environmental Permit is valid, subsisting and in good standing and the holders of the Required Environmental Permits are not in default or breach thereof and no proceeding is pending, or to the knowledge of the Fund, threatened to revoke or limit any Required Environmental Permit, except where such breach or default would not, individually or in the aggregate, have a Material Adverse Effect. Neither the Fund nor any of its Subsidiaries has received any notice of, or been prosecuted for an offence alleging, non-compliance with any Environmental and Health Laws, and neither the Fund nor any of its Subsidiaries has settled any allegation of non-compliance short of prosecution except where such non-compliance would not, individually or in the aggregate, have a Material Adverse Effect. There are no orders or directions relating to environmental matters requiring any work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Fund or any of its Subsidiaries nor has the Fund or any of its Subsidiaries received notice of any of the same except in each case orders or directions the compliance with which would not, individually or in the aggregate, have a Material Adverse Effect. Neither the Fund nor any of its Subsidiaries has received any notice that it is potentially responsible for a federal, provincial, state, municipal or local clean-up site or corrective action under any Environmental and Health Laws except where such action would not, individually or in the aggregate, have a Material Adverse Effect. Neither the Fund nor any of its Subsidiaries has received any request for information in connection with any federal, provincial, state, local or foreign inquiries as to disposal sites.

(z) Money Laundering Laws. None of the Fund, any of its Subsidiaries or, to the knowledge of either of the Fund Entities, any director, officer, employees or agent of the Administrator or any of its Subsidiaries (acting, or apparently acting, on behalf of the Fund or any of its Subsidiaries), has at any time during the last five years (i) made any unlawful contribution to any candidate for office, or failed to disclose fully any such contribution in violation of Applicable Law; or (ii) made any payment to any governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by Applicable Law. The operations of the Fund and each of its Subsidiaries are and have been conducted at all times in compliance with, the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any Governmental Authority (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or Governmental Authority involving the Fund or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Fund, threatened.

(aa) No Change in Laws. Neither of the Fund Entities is aware of any legislation that has been tabled by any legislative body having jurisdiction that it anticipates would have a Material Adverse Effect, including after giving effect to the Transaction.

(bb) Litigation. There is no civil, criminal, administrative, regulatory, arbitral or investigative inquiry, action, suit, investigation or proceeding before or brought by any Governmental Authority, pending or, to the knowledge of the Fund, threatened against or affecting the Fund or any of its Subsidiaries or, to the knowledge of the Fund, any of their respective directors or officers or of which any operations or assets of the Fund or any of its Subsidiaries is the subject which, individually or in the aggregate, if determined adversely to the Fund, any of its Subsidiaries or any of their respective trustees, directors or officers, would have a Material Adverse Effect, or which materially and adversely affects or could affect the consummation of the transactions contemplated in this Agreement or the Acquisition Agreement or the performance by the Fund of its obligations hereunder or thereunder or which questions the validity of the issuance of the Offered Securities or of any action taken or to be taken by the Fund pursuant to this Agreement or the Acquisition Agreement or in connection with the issuance or sale of the Offered Securities. The defence of all such inquiries, actions, suits, investigations and proceedings would not have a Material Adverse Effect.

(cc) Certain Contracts . Neither the Fund nor any of its Subsidiaries is a party to any agreement or other instrument, the termination, expiry or non-renewal of which, individually or in the aggregate, would have a Material Adverse Effect. Neither the Fund nor any of its Subsidiaries is a party to any contract with or other undertaking to, or is subject to any governmental order by, or is a recipient of any presently applicable supervisory letter or other written communication of any kind from , any Governmental Authority which would have a Material Adverse Effect.

(dd) Acquisition . The Fund has delivered to the Underwriters a true, correct and complete copy of the Acquisition Agreement, including all schedules and exhibits thereto and disclosure letters delivered or contemplated thereunder or thereby. Neither of the Fund Entities is aware of (i) any defects, failures or impairments in the title of HEC, HPH or any of their respective Subsidiaries to their respective assets; or (ii) any liability or obligation of, or Claim asserted against, HEC, HPH or any of their respective Subsidiaries not disclosed in the Acquisition Agreement or the “Company Group Disclosure Letter” referred to therein. Neither of the Fund Entities has any reason to believe that the representations and warranties of the parties to, or otherwise made in, the Acquisition Agreement are not true and correct in all material respects or that any of those parties is in breach of any of their covenants in the Acquisition Agreement in any material respect.

(ee) Absence of Certain Relationships. No relationship exists between the Fund or any of its Subsidiaries, on the one hand, and any trustee, director, officer, employee or securityholder of the Fund or any of its Subsidiaries or any associate (as that term is defined in the Securities Laws) or Affiliate of any such person on the other, or any interest of any such person or their associates or Affiliates in any transaction or proposed transaction affecting the Fund or any of its Subsidiaries, that, in each case, is required under the Securities Laws to be described in the Offering Documents and is not so described in the Offering Documents.

(ff) Listing. The Units are listed for trading on the TSX.

(gg) Transfer Agent. Computershare Investor Services Inc. at its principal office in the city of Toronto is the duly appointed registrar and transfer agent of the Fund with respect to the Units.

(hh) Debenture Trustee. At the Time of Closing, the Debenture Trustee will be the duly appointed registrar for the Offered Securities, the indenture trustee and paying agent under the Trust Indenture.

(ii) No Broker’s Fees. Neither the Fund nor any of its Subsidiaries is a party to commitment, understanding, agreement or other instrument with any person (other than this Agreement) that would give rise to a valid claim against the Fund or any of its Subsidiaries or any Underwriter for a brokerage commission, finder’s fee or other like payment in connection with the Offering.

(2) Representations, Warranties and Covenants Regarding U.S. Sales . Each of the Fund entities, jointly and severally, makes the representations, warranties and covenants applicable to each of them in Schedule D.

(3) Filing Constitutes Representation and Warranty. Each filing of an Offering Document by the Fund with the Securities Regulators will constitute a representation and warranty by each of the Fund Entities, on a joint and several basis, to each of the Underwriters that, as at their respective dates and as at the time of filing of such Offering Document, (i) no order, ruling or determination having the effect of suspending or preventing the use of such document has been issued or made by any Governmental Authority and no proceedings have been initiated or, to the knowledge of either of the Fund Entities, threatened by any Governmental Authority; (ii) complied in all material respects with the Securities Laws; (iii) all information and statements (other than the Underwriters’ Information) contained therein are true and correct in all material respects and contain no misrepresentation, and constitute full, true and plain disclosure of all material facts relating to the Fund and its Subsidiaries and the Offered Securities, and no material fact will have been omitted therefrom that was required to be stated therein or was necessary to make any statement therein not misleading in light of the circumstances in which it was made and will not contain an untrue statement or a material fact; and (iv)the U.S. Private Placement Memorandum (other than the Underwriters’ Information) does not contain any untrue statement of material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, within the meaning of the U.S. Exchange Act.

4.	Covenants of the Fund

Each of the Fun d Entities covenants and agrees with each of the Underwriters that:

(a) Preliminary Prospectus . The Fund will, no later than 5:00 p.m. (Toronto time) on April 21, 2010 (i) prepare and file the Preliminary Prospectus, in the English and French languages and in a form approved by the Underwriters, acting reasonably, and other related documents in respect of the distribution of the Offered Securities, in each case in compliance with the Securities Laws; and (ii) obtain from the Reviewing Authority a preliminary Passport Receipt for the Preliminary Prospectus for and on behalf of itself and each of the other Securities Regulators.

(b) Final Prospectus . The Fund will, no later than 5:00 p.m. (Toronto time) on April 28, 2010 (i) prepare and file the Final Prospectus, in the English and French languages and in a form approved by the Underwriters, acting reasonably , and other related documents in respect of the proposed distribution of the Offered Securities, in each case in compliance with the Securities Laws; and (ii) obtain from the Reviewing Authority a final Passport Receipt for the Final Prospectus for and on behalf of itself and each of the other Securities Regulators. The Fund will fulfil and comply with, to the satisfaction of the Underwriters, acting reasonably, the Securities Laws required to be fulfilled or complied with by the Fund to enable the Offered

Securities to be lawfully distributed to the public in the Qualifying Jurisdictions through the Underwriters or any other investment dealers or brokers registered as such in the Qualifying Jurisdictions and who com ply with Securities Laws, and take such action necessary to permit the Offered Securities to be offered and sold in transactions exempt from registration under the U.S. Securities Act in the United States to Qualified Institutional Buyers (as defined in Schedule D) in accordance with Rule 144A (as defined in Schedule D) under the U.S. Securities Act and to Institutional Accredited Investors (as defined in Schedule D) in reliance upon Rule 506 of Regulation D under the U.S. Securities Act, and for sales internationally on a private placement basis as permitted in this Agreement and by Applicable Laws. Until the distribution of the Offered Securities has been completed, the Fund will prompt ly take or cause to be taken all additional steps and proceedings that from time to time may be required under the Securities Laws to continue to qualify the Offered Securities for distribution in the Qualifying Jurisdictions or, in the event that the Offered Securities have, for any reason, ceased to so qualify, to again so qualify the Offered Securities and to ensure that the Offered Securities are freely tradable in the Qualifying Jurisdictions, except for a trade that is a control distribution (within the meaning of Securities Laws).

(c) Due Diligence. Until the distribution of the Offered Securities has been completed, the Fund Entities will permit the Underwriters, the U.S. Affiliates and their counsel to participate fully in the preparation of, and to approve the form of, each Offering Document and to conduct all due diligence investigations that they reasonably require in order to fulfil their obligations as underwriters under the Securities Laws and, in the case of the Underwriters, in order to enable them to responsibly execute the certificates in the Prospectus and any Prospectus Amendment required to be executed by them and to confirm that none of the Offering Documents, as at the date of such Offering Document and as at the date of the filing of such Offering Document, contains a misrepresentation or an untrue statement of a material fact or omits to state a material fact necessary in order to make statements therein, in light of the circumstances under which they were made, not misleading.

(d) Delivery of Documents. The Fund Entities will deliver, or cause to be delivered, without charge, to each of the Underwriters:

(i) contemporaneously with the filing of the Preliminary Prospectus in the Qualifying Jurisdictions, a copy of the Preliminary Prospectus in the English and French languages signed and certified as required by the Securities Laws and a copy of the preliminary U.S. Private Placement Memorandum;

(ii) contemporaneously with the filing of the Final Prospectus in the Qualifying Jurisdictions:

(A) a copy of the Final Prospectus in the English and French languages signed and certified as required by the Securities Laws;

(B) a comfort letter of the auditors of the Fund, KPMG LLP, and a comfort letter of the auditors of HPH, McGladrey & Pullen, LLP (in the case of financial statements and other financial information regarding HPH or its Subsidiaries included in the Final Prospectus), in each case addressed to the Underwriters, in form and substance satisfactory to the Underwriters, acting reasonably, containing statements and information of the type customarily included in auditors’ comfort letters to underwriters with respect to the financial statements and certain financial information contained in the Final Prospectus, which comfort letter will be based on a review by such auditors having a cut-off date of not more than two Business Days prior to the date of the letter and will be in addition to the auditors’ reports contained in the Final Prospectus and any auditors’ comfort letter addressed to the Securities Regulators;

(C) an opinion of the auditors of the Fund, KPMG LLP, addressed to the Underwriters, in form and substance satisfactory to the Underwriters, acting reasonably, to the effect that the French language version of the financial statements of the Fund and Universal Energy Group Ltd. included or incorporated by reference in the Final Prospectus and the information under the headings “Financial Information”, “Exchange Rate Information”, “Summary-Selected Financial Information”, “Selected Financial Information”, and “Consolidated Capitalization” (collectively, the “Fund Financial Information”) is a complete and proper translation of the English language version thereof;

(D) an opinion of the auditors of HPH, McGladrey & Pullen, LLP, or an associated audit firm, addressed to the Underwriters, in form and substance satisfactory to the Underwriters, acting reasonably, to the effect that the French language version of the financial statements of HPH included in the Final Prospectus and the information under the heading “The Acquisition - Hudson Summary Information” (collectively, the “HPH Financial Information”) is a complete and proper translation of the English language version thereof;

(E) an opinion of Fraser Milner Casgrain LLP addressed to the Underwriters, in form and substance satisfactory to the Underwriters, acting reasonably, to the effect that except for the Fund Financial Information and the HPH Financial Information, the French language version of the Final Prospectus is a complete and proper translation of the English language version thereof; and

(F) a letter from the TSX advising the Fund that approval of the conditional listing of the Offered Securities has been granted by the TSX, subject to the satisfaction of certain usual conditions set out therein; and

(G) a copy of the final U.S. Private Placement Memorandum;

(iii) promptly after the filing of the Preliminary Prospectus and the Final Prospectus, respectively, in the Qualifying Jurisdictions and in any event not later than the Time of Closing, a copy of all such documents that are required by the Securities Laws to be filed by the Fund in connection with the Preliminary Prospectus and the Final Prospectus, respectively;

(iv) if requested by the Underwriters, copies of any documents incorporated by reference in any Offering Document which have not previously been delivered to the Underwriters; and

(v) promptly after the filing of the Preliminary Prospectus and the Final Prospectus, respectively, in the Qualifying Jurisdictions and in any event not later than the

Business Day immediately following the issuance of, in the case of the Preliminary Prospectus, the preliminary Passport Receipt and, in the case of the Final Prospectus, the final Passport Receipt, commercial copies of the applicable Prospectus in the English and French languages, in each case in such numbers and in such places as the Underwriters may reasonably request by written instructions to the printer of the Prospectus or to the Fund.

(e) Consent to Use of Offering Documents. The Fund hereby consents to the Underwriters’ use of each Offering Document upon the filing thereof with the Securities Regulators in connection with the distribution of the Offered Securities in the Qualifying

Jurisdictions in compliance with this Agreement and Securities Laws and consents to the use by the Underwriters and the U.S. Affiliates of the U.S. Private Placement Memorandum for offers and sales of the Offered Securities in the United States in accordance with Section 2(2) and Schedule D.

(f) Material Changes. During the period of distribution of the Offered Securities, the Fund Entities will:

(i) promptly notify the Underwriters in writing of the full particulars of:

(A) any material change in respect of the Fund, or any development involving a prospective material change in respect of the Fund;

(B) any material fact which has arisen or has been discovered and would have been required under the Securities Laws to have been stated in any of the Offering Documents had the fact arisen or been discovered on, or prior to, the date of such Offering Document or the date on which such Offering Document was filed with the Securities Regulators; and

(C) any change in any material fact, including the disclosure of any previously undisclosed material fact, contained in any of the Offering Documents or the occurrence or existence of any event or state of facts which, in any such case, is or may be of such a nature as to render any statement in any of the Offering Documents untrue or misleading or which would result in a misrepresentation in any of the Offering Documents or which would result in any of the Offering Documents not complying with the Securities Laws or the U.S. Securities Laws;

(ii) in good faith discuss with the Underwriters any change, fact or event which is of such a nature that there may be reasonable doubt as to whether notice should be given to the Underwriters under this Section 4(f);

(iii) promptly, and in any event within any applicable time limitation, comply, to the satisfaction of the Underwriters, acting reasonably, with all applicable requirements under the Securities Laws as a result of such change, fact or event, and, at the request of the Lead Underwriters, on behalf of the Underwriters, prepare and file any Prospectus Amendment which, in the opinion of the Lead Underwriters, acting reasonably, on behalf of the Underwriters, may be necessary or advisable in order to ensure that the Final Prospectus does not contain a misrepresentation or an untrue statement of a material fact or omits to state a material fact necessary in order to make statements therein, in light of the circumstances under which they were made, not misleading; provided that the Fund will not file any Prospectus Amendment or other document with any Securities Regulator without first providing a copy to and obtaining the approval of the Underwriters; and

(iv) subject to compliance with the foregoing provisions of this Section 4(f):

(A) contemporaneously with the filing thereof, deliver to the Underwriters a copy of each Prospectus Amendment signed and certified as required by the Securities Laws and, with respect to each such Prospectus Amendment, opinions similar to those referred to in Section 4(d)(ii)(D) and, if any financial and accounting information or other numerical data are contained in such Prospectus Amendment, the letters referred to in Section 4(d)(ii)(B) and, if such has been prepared in the French language, Section 4(d)(ii)(C);

(B) promptly after the filing of any Prospectus Amendment in the Qualifying Jurisdictions or preparation thereof in final form in accordance with the terms hereof, as applicable, deliver to the Underwriters commercial copies of such Prospectus Amendment in the English and French languages in such numbers in such places as the Underwriters may reasonably request by written instructions to the printer of such Prospectus Amendment or to the Fund; and

(C) upon the completion of any amendment to the U.S. Private Placement Memorandum, deliver to the Underwriters commercial copies of such amendment on the date thereof, in such numbers in such places as the Underwriters may reasonably request by written instructions to the printer of such amendment or to the Fund. Each delivery will constitute consent by the Fund to the use of the U.S. Private Placement Memorandum by the U.S. Affiliates and the Selling Firms for the distribution of the Offered Securities for sale by them in the United States in accordance with this Agreement.

(g) Notice of Certain Events. During the period of distribution of the Offered Securities, the Fund Entities will advise the Underwriters, promptly after receiving notice or obtaining knowledge thereof, of:

(i) the time when the Preliminary Prospectus, the Final Prospectus and any Prospectus Amendment has been filed and the time when a final Passport Receipt in respect thereof has been issued;

(ii) any request of any Securities Regulator or other Governmental Authority for any Prospectus Amendment, any amendment of the U.S. Private Placement Memorandum or for any additional information or any other communication from any Governmental Authority relating to any Offering Document or the Offering; and

(iii) the issuance by any Securities Regulator or other Governmental Authority of (A) any cease trading order relating to the Offered Securities or other securities of the Fund or any of its Subsidiaries, or the initiation or threatening of any proceedings for that purpose; or (B) any order or ruling preventing or suspending the use of any Offering Document or the initiation or threatening of any proceeding for that purpose; and, in each case, the Fund will use its commercially reasonable efforts to prevent the issuance of any such order and, if any such order is issued, will use its commercially reasonable efforts to obtain as soon as reasonably possible the withdrawal thereof.

(h) Acquisition Agreement. During the period of the distribution of the Offered Securities, the Fund Entities will advise the Underwriters, promptly after receiving notice or obtaining knowledge thereof, of (A) any material change in the business, assets, liabilities, condition (financial or otherwise), management, results of operations, shareholders’ equity or prospects of HPH, HEC or any of their respective Subsidiaries or any change or breach of any representation or warranty or covenant of any party to the Acquisition Agreement; (or) B any determination by any party to the Acquisition Agreement to terminate the Acquisition Agreement.

(i) Restrictions on Future Sales and Issues. During the period commencing the date of this Agreement and ending on the date which is 90 days following the Closing Date, the Fund will not, directly or indirectly, without the prior written consent of the Lead Underwriters, on behalf of the Underwriters, such consent not to be unreasonably withheld:

(i) offer, issue, pledge, sell, or contract to sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer, lend or dispose of directly or indirectly, Units or any securities convertible into or exercisable or exchangeable for Units;

(ii) enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of Units or such other securities, whether any such transaction described in clause (i) or (ii) of this Section 4(h) is to be settled by delivery of Units or such other securities, in cash or otherwise; or

(iii) publicly announce any intention to do any of the foregoing;

other than, in each case, the Offered Securities and issuances of Units (A) for purposes of director, officer or employee Unit rights and incentives pursuant to plans outstanding or in force on the date hereof and described in the Final Prospectus, including the Fund’s Unit Option Plan, Unit Appreciation Rights Plan, Employee Profit Sharing Plan and Directors Deferred Compensation Plan; (B) to satisfy existing instruments issued at the date hereof and described in the Final Prospectus; or (C) to satisfy the requirements of the Fund’s optional cash payment and distribution reinvestment plan described in the Final Prospectus.

(j) Use of Proceeds. The Fund will apply the net proceeds from the sale of the Offered Securities as described in the Final Prospectus under the heading “Use of Proceeds”.

(k) Mutual Fund Trust Qualification. Unless the Fund ceases to be so qualified pursuant to a transaction approved by the holders of Units in accordance with the requirements of the Declaration of Trust or applicable Securities Laws, including pursuant to a transaction resulting in the conversion of the Fund from an income trust structure to a publicly-traded corporation, the Fund will at all times conduct its affairs so as to continue qualify as a Mutual Fund Trust and, in particular, it will not carry on business and will restrict its activities such that its only undertaking will be the investing of its funds in property other than real property.

(l) No Manipulation. The Fund will not take, directly or indirectly, any action designed to, or that would reasonably be expected to, cause or result in any stabilization or manipulation of the price of the Offered Securities or the Units.

(m) Listing. The Fund will use its commercially reasonable efforts to list the Offered Securities and the Units issuable upon conversion of the Offered Securities on the TSX.

(n) Transfer Agent. The Fund will maintain, at its expense, a register and transfer agent for the Units.

5.	Certain Obligations and Rights of the Underwriters

(1) Compliance with Securities Laws. During the course of the distribution of the Offered Securities by or through the Underwriters, the Underwriters will offer and sell the Offered Securities to the public only in those jurisdictions where they may be lawfully offered for sale or sold and only at the Offer Price. The Underwriters will comply with Securities Laws in connection with the offer and sale of the Offered Securities. The Underwriters will not solicit offers to purchase or sell the Offered Securities so as to require registration thereof or filing of a prospectus, registration statement or similar document with respect thereto under the Applicable Laws of any jurisdiction (other than the Qualifying Jurisdictions), including the United States of America; and will cause similar undertakings to be contained in any agreements among the members of any banking, selling or other group formed for the distribution of the Offered Securities (the “Selling Firms”). The Underwriters may, however, offer and sell the Offered Securities outside Canada, where they may be lawfully sold on a basis exempt from the prospectus and registration requirements or similar requirements of any such jurisdictions. For the purposes of this Section 5(1), the Underwriters will be entitled to assume that the Offered Securities are qualified for distribution in any Qualifying Jurisdiction where a receipt or similar document for the Final Prospectus has been obtained from the applicable Securities Regulator following the filing of the Final Prospectus.

(2) Restrictions Regarding U.S. Sales. Notwithstanding anything to the contrary contained in this Agreement and subject to the terms and conditions hereof, the Underwriters, acting through their U.S. Affiliates in accordance with Schedule D of this Agreement, may offer and sell the Offered Securities, to U.S. Purchasers to either Qualified Institutional Buyers in accordance with Rule 144A, or to Institutional Accredited Investors in accordance with Rule 506 of Regulation D, and in each case in accordance with the provisions of Schedule D. With respect to Offered Securities to be sold in the United States to Qualified Institutional Buyers in compliance with Rule 144A under the U.S. Securities Act, the Underwriters, or their U.S. Affiliates, shall purchase such Offered Securities from the Fund for resale in compliance with Rule 144A. With respect to Offered Securities to be sold in the United States to Institutional Accredited Investors in accordance with Rule 506 of Regulation D, although this Agreement is presented on behalf of the Underwriters as purchasers of the Offered Securities, all Offered Securities sold to persons in the United States, if any, in accordance with Rule 506 of Regulation D shall be sold directly to such persons as substituted purchasers (“Substituted Purchasers”) by the Fund in accordance with Schedule D. To the extent that Institutional Accredited Investors purchase Offered Securities as Substituted Purchasers on the Closing Date in accordance with Rule 506 of Regulation D, the obligations of the Underwriters to purchase Offered Securities shall be reduced by the number of Offered Securities purchased from the Fund by such Substituted Purchasers; provided, however, that the fee payable to the Underwriters pursuant to Section 2(2) shall be payable to the Underwriters in respect of any purchases of Offered Securities made in accordance with Rule 506 of Regulation D by Substituted Purchasers. Any reference in this Agreement to “the purchasers” of Offered Shares shall be taken to be a reference to the Underwriters, as the initial committed purchasers, and to the Substituted Purchasers, if any.

(3) Representations, Warranties and Covenants Regarding U.S. Sales. The Underwriters make the representations, warranties and covenants applicable to them in Schedule D to this Agreement and agree, on behalf of themselves and their U.S. Affiliates, for the benefit of the Fund, to comply with the selling restrictions set forth in Schedule D, which forms part of this Agreement. Notwithstanding the foregoing provisions of this Section, an Underwriter will not be liable to the Fund under this Section or Schedule D with respect to a violation by another Underwriter of the provisions of this Section or Schedule D if the former Underwriter is not itself also in violation.

(4) Completion of Distribution. The Underwriters will use their commercially reasonable efforts to complete, and to cause the Selling Firms to complete, the distribution of the Offered Securities as promptly as possible and the Lead Underwriters will promptly notify the Fund in writing of the completion of the distribution of the Offered Securities by the Underwriters. No later than 30 days after the Closing Date, the Lead Underwriters will provide the Fund with such information as it may require with respect to the proceeds realized in each of the Qualifying Jurisdictions from the distribution of the Offered Securities for the purpose of payment of filing fees and as to distribution of the Offered Securities for the purposes of listing the Units on the TSX.

(5) Several Liability. An Underwriter will not be liable to the Fund under this Section 5 with respect to a default by another Underwriter under this Section. The obligations of the Underwriters under this Section 5 are several and not joint or joint and several.

(6) Stabilization. The Fund acknowledges and agrees that, in connection with the distribution of the Offered Securities, the Underwriters and the Selling Firms may over-allot or effect transactions which stabilize or maintain the market price of the Units at levels other than those which might otherwise prevail in the open market, in compliance with Securities Laws and the U.S. Securities Laws. Those stabilizing transactions, if any, may be discontinued at any time.

6.	Conditions of the Underwriters’ Obligations

Each Underwriter’s obligation to purchase and pay for the Offered Securities at the Time of Closing, as provided herein is subject to the following conditions, which are for the exclusive benefit of each Underwriter and which are to be performed or complied with at or prior to the Time of Closing:

(a) No Cease Trade Order. No order, ruling or determination having the effect of suspending the distribution or ceasing the trading of the Offered Securities or any other securities of the Fund or suspending or preventing the use of any Offering Document will have been issued or made and no proceedings therefore will have been initiated or threatened by any Governmental Authority.

(b) Representations and Warranties of the Fund Entities. The representations and warranties of the Fund Entities contained in this Agreement will be true and correct, in all material respects except for those representations and warranties that are subject to a materiality qualification, which will be true and correct in all respects, as of the Time of Closing with the same force and effect as if made at and as of such time, and the statements of either of the Fund Entities and their respective officers made in any certificate delivered pursuant to this Agreement will, in fact, be true and correct, in all material respects except for those statements that are subject to a materiality qualification, which will be true and correct in all respects, as of the Time of Closing.

(c) Compliance by the Fund with Obligations. The Fund will have performed or complied, in all material respects, with all of the obligations and covenants and conditions of this Agreement to be performed or complied with by the Fund at or prior to the Time of Closing.

(d) Opinion of Counsel for the Fund. At the Time of Closing, the Underwriters will have received the written opinion of (i) Burnet, Duckworth & Palmer LLP, counsel to the Fund, dated the Closing Date and addressed to the Underwriters, in form and substance satisfactory to the Underwriters, acting reasonably, to the effect set forth in Schedule C; provided that, in rendering such opinion, Burnett, Duckworth & Palmer LLP will be entitled to rely on the opinions of local counsel as to matters governed by the Applicable Laws of jurisdictions other than the federal laws of Canada and the provinces of Alberta and Ontario, and, as to matters of fact, upon certificates of officers of the Fund Entities; and (ii) McKenna Long & Aldridge LLP, U.S. counsel to the Fund, dated the Closing Date and addressed to the Underwriters, in form and substance satisfactory to the Underwriters, acting reasonably, to the effect set forth in Schedule C-2, and an opinion of Dorsey & Whitney LLP, U.S. tax counsel to the Fund, dated the closing date and addressed to the Underwriters, in form and substance satisfactory to the Underwriters, acting reasonably, as referred to in Schedule C-2.

(e) Opinion of Québec Counsel. At the Time of Closing, the Underwriters will have received the written opinion of Fraser Milner Casgrain LLP, Quebec counsel to the Fund, dated the Closing Date and addressed to the Underwriters, in form and substance satisfactory to the Underwriters, acting reasonably, to the effect that all Applicable Laws in the Province of Québec relating to the use of the French language in connection with the distribution of the Offered Securities have been complied with in respect of the Final Prospectus.

(f) Opinion of Counsel for the Underwriters. At the Time of Closing, the Underwriters will have received the written opinion of McCarthy Tétrault LLP, counsel to the Underwriters, dated the Closing Date with respect to such matters relating to the sale of the

Offered Securities as the Underwriters may require; provided that, in rendering such opinion, the Underwriters’ counsel will be entitled to rely on the opinions of local counsel as to matters governed by the Applicable Laws of jurisdictions other than the federal laws of Canada and the provinces of British Columbia, Alberta, Ontario and Québec (as to securities laws only), and upon certificates of officers of the Fund Entities or officers thereof.

(g) Comfort Letters. At the Time of Closing, the Underwriters will have received comfort letters dated the Closing Date from the Fund’s auditors, KPMG LLP, and from HPH’s auditors, McGladrey & Pullen, LLP, each addressed to the Underwriters, in form and substance satisfactory to the Underwriters, acting reasonably, similar to the comfort letters to be delivered to the Underwriters pursuant to Section 4(d)(ii)(B) with such changes as may be necessary to bring the information therein forward to a date which is no earlier than two Business Days prior to the Closing Date, which changes must be acceptable to the Underwriters, acting reasonably.

(h) Administrator Officer’s Certificate. At the Time of Closing, the Underwriters will have received a certificate of an officer of the Administrator, dated the Closing Date and addressed to the Underwriters, in form and substance satisfactory to the Underwriters, acting reasonably, with respect to the Declaration of Trust, all resolutions of the Trustee and the Unit holders and of the board of directors and shareholders of the Administrator and other trust and corporate action relating to the Documents and the sale of the Offered Securities, the incumbency and specimen signatures of signing officers of the Administrator and such other matters as the Underwriters may reasonably request.

(i) CEO/CFO Certificate. At the Time of Closing, the Underwriters will have received a certificate of the Chief Executive Officer and the Chief Financial Officer of the Administrator or any other officers acceptable to the Underwriters, dated the Closing Date and addressed to the Underwriters, certifying, for and on behalf of the Fund, and without personal liability, after having made due inquiry and after having carefully examined the Final Prospectus and each Prospectus Amendment, that (i) a Passport Receipt for the Prospectus has been issued by the applicable Securities Regulators; (ii) no order, ruling or determination having the effect of suspending the distribution or ceasing the trading of the Offered Securities or any other securities of the Fund or suspending or preventing the use of any Offering Document has been issued or made and no proceedings therefore have been initiated or threatened by any Governmental Authority; (iii) there has not been any material adverse change, or any development involving a prospective material adverse change, in or affecting the business, assets, liabilities, condition (financial or otherwise), management, results of operations, unitholders’, shareholders’ or partners’, as applicable, equity or prospects of the Fund and its Subsidiaries, taken as a whole from that disclosed in the Final Prospectus or any Prospectus Amendment; (iv) the representations and warranties of each of the Fund Entities in this Agreement are true and correct, in all material respects except for those representations and warranties that are subject to a materiality qualification, which are true and correct in all respects, at the Time of Closing with the same force and effect as if made at and as of such time; (v) each of the Fund Entities has performed or complied with, in all material respects, all of its obligations and covenants and conditions under this Agreement to be performed or complied with by such Fund Entity at or prior to the Time of Closing; and (vi) the Fund has satisfied the factual requirements in connection with the qualification of the Fund is a “unit trust” and “mutual fund trust” for the purposes of the Tax Act.

(j) Trust Indenture. The Fund and the Debenture Trustee will have entered into the Trust Indenture in form and substance satisfactory to the Underwriters, acting reasonably. The Fund will have provided evidence to the Underwriters as to the appointment of the Debenture Trustee as the registrar, debenture trustee and paying agent in respect of the Offered Securities.

(k) Consents. All consents, approvals, permits, authorizations or filings as may be required by any Governmental Authority or any other person necessary to complete distribution of the Offered Securities and the sale thereof to the Underwriters as contemplated in this Agreement will have been made or obtained.

(l) Listing. The Offered Securities and the Units issuable upon conversion of the Offered Securities will have been approved for listing and posted for trading on the TSX on the Business Day immediately preceding the Closing Date, subject only to the conditions imposed by the TSX in its letter to the Fund referred to in Section 4(d)(ii)(F).

(m) Acquisition Agreement. The Underwriters will have received evidence satisfactory to the Underwriters, acting reasonably, that the Acquisition Agreement has been executed and delivered by the parties thereto, that no provision of the Acquisition Agreement has been amended, supplemented or waived prior to the Time of Closing without the prior written consent of the Underwriters (such consent not to be unreasonably withheld), and that the Acquisition Agreement has not been terminated and that no event has occurred or condition exists that will, or would, in the reasonable opinion of the Underwriters, reasonably be expected to, prevent the Transaction from being completed prior to 5:00 p.m. (Toronto time) on June 30, 2010.

(n) Other Documentation. The Underwriters will have received at the Time of Closing such other certificates, statutory declarations, agreements or materials, in form and substance satisfactory to the Underwriters and their counsel, as the Underwriters and their counsel, acting reasonably, may reasonably request.

7.	Indemnification and Contribution

(1)	Indemnification by the Fund Entities.

(a) Each of the Fund Entities will, jointly and severally, indemnify and save harmless each of the Underwriters and their respective Affiliates and each of their respective directors, officers, employees and agents (each referred to in this Section 7 as an “Indemnitee”) from and against all Claims asserted against and all Losses incurred by any of them directly or indirectly arising out of or resulting from:

(i) any information or statement contained in (A) any Offering Document, or (B) any other materials or information provided to investors by the Fund, or by an Underwriter with the prior written approval of, the Fund in connection with the Offering (collectively, the “Marketing Materials”), in each case being or being alleged to be a misrepresentation;

(ii) any omission or alleged omission to state in any Offering Document or in any Marketing Materials any fact or information required to be stated therein or necessary to make any statement therein not misleading in light of the circumstances in which it was made;

(iii) any order made or inquiry, investigation or proceeding commenced or threatened by any Governmental Authority based upon any of the circumstances described in clause (i) or (ii) of this Section 7(1) which operates to prevent or restrict trading in or the distribution of any of the Offered Securities;

(iv) the non-compliance or alleged non-compliance by either of the Fund Entities with any requirement of Securities Laws, the U.S. Securities Laws or laws of the Province of Québec relating to the use of the French language in connection with the Offering, including a Fund Entity’s non-compliance with any statutory requirement to make any document available for inspection;

(v) any inaccuracy or misrepresentation in any representation or warranty of either of the Fund Entities in this Agreement or in any agreement, certificate or other document delivered pursuant hereto; or

(vi) any breach by either of the Fund Entities of any covenant of the Fund in this Agreement or in any agreement, certificate or other document delivered pursuant hereto or thereto.

Except that, if and to the extent that a court of competent jurisdiction in a final judgment from which no appeal can be made or a Governmental Authority in a final ruling from which no appeal can be made determines that the Claim or Loss resulted from the gross negligence or wilful misconduct of the Indemnitee claiming indemnity, the Indemnitee shall promptly reimburse to the Fund any funds advanced to the Indemnitee or fees and disbursements paid to the Indemnitee’s counsel pursuant to this indemnity in respect of such proceedings and the indemnity provided for in this Section 7(1) shall not apply to such Indemnified Party in respect of such Claim or Loss; provided that an Underwriter’s failure to conduct such reasonable investigation as to provide reasonable grounds for a belief that there had been no misrepresentation in an Offering Document will not constitute gross negligence or wilful misconduct for purposes of this Section 7(1)(a) or disentitle such Underwriter from claiming indemnification or contribution under this Section 7.

(b) Notwithstanding any other provision of this Section 7(1), the provisions of this Section 7(1) will not apply to any Claim or Loss to the extent arising out of any information or statement or omissio n or alleged omission in or from any Offering Document or Marketing Materi als made in reliance upon and in conformity with written information furnished to the Fund by the Underwriters expressly for use in the Offering Documents or Marketing Materials, it being acknowledged and agreed that the only such information furnished by any Underwriter consists of the following information in the Offering Documents or Marketing Materials furnished on behalf of each Underwriter: (i) the third and fourth sentences of the fifth paragraph under the heading “Plan of Distribution” in the Prospectus; (ii)the first and second sentences of the sixth paragraph under the heading “Plan of Distribution” in the Prospectus; and (iii)the words “Each of RBC Dominion Securities Inc., CIBC World Markets Inc., National Bank

Financial Inc. and Scotia Capital Inc. are affiliates of Canadian chartered banks that are members of a syndicate that has made revolving credit facilities to Just Energy L.P. and JEUSC under the heading “Relationship Among the Fund and Certain Underwriters” in the Prospectus and the fifth sentence under the heading “Relationship Among the Fund and Certain Underwriters” in the Prospectus (the “Underwriters Information”).

(c) This indemnity will be in addition to any liability which the Fund may otherwise have.

(2) Limitations on Indemnity . The rights of indemnity contained in this Section 7 in respect of a Claim based on a misrepresentation, alleged misrepresentation, omission or alleged omission in any of the Offering Documents will not be available to an Underwriter if the Fund has complied with Sections 4(d), 4(f) and 4(g) and such Underwriter did not provide the person asserting such Claim with a copy of the applicable Offering Document which corrects such misrepresentation, alleged misrepresentation, omission or alleged omission.

(3) Notice and Procedures . Promptly after the assertion of any Claim (a “Proceeding”) that results or may result in the incurrence by an Indemnitee of any Claim or Loss which such Indemnitee would be entitled to indemnification pursuant to this Agreement, such Indemnitee will promptly notify the Fund Entities of the nature of such Claim. The failure to promptly provide such notice will not relieve the Fund Entities of any obligation to indemnity the Indemnitee, except to the extent such failure materially prejudices the defence of the Claim or materially increases the liability of the Fund Entities under Section 7(1). Thereupon, the Fund Entities will have the right (but not the obligation), upon written notice (the “Defence Notice”) to the Indemnitee within 14 Business Days after receipt by the Fund Entities of notice of the Proceeding (or sooner if such Proceeding so requires) to conduct, at its own expense, the defence against the Proceeding in its own name or, if necessary, in the name of the Indemnitee. The Defence Notice will specify the counsel (who will not, without the approval of the Indemnitee, such approval not to be unreasonably withheld, be counsel to either of the Fund Entities)the Fund Entities will appoint to defend such Proceeding (the “Defence Counsel”), and the Indemnitee will have the right to approve the Defence Counsel, such approval not to be unreasonably withheld. Any Indemnitee will have the right to employ separate counsel in any Proceeding and/or to participate in the defence thereof, but the fees and expenses of such counsel will not be included as part of any Losses incurred by the Indemnitee unless (i) the Fund Entities failed to give the Defence Notice within the prescribed period; (ii) such Indemnitee has received an opinion of counsel to the effect that the interests of the Indemnitee and the Fund Entities with respect to the Proceeding are sufficiently adverse to prohibit the representation by the same counsel of both the Indemnitee and the Fund Entities under applicable ethical rules; or (iii) the employment of such counsel at the expense of the Fund Entities has been specifically authorized by the Fund Entities. In each of the cases of clauses (i), (ii) and (iii) of this Section 7(3), the Fund Entities will not have the right to conduct the defence of such Proceeding on behalf of the Indemnitee or Indemnitees but the Fund Entities will be liable, on a joint and several basis, to pay the fees and expenses of separate counsel of the Indemnitee. It is understood and agreed, however, that the Fund Entities will, in connection with any one Proceeding or separate but substantially similar or related Proceedings in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of only one separate law firm (in addition to any local counsel) at any time for all Indemnitees. The

Underwriters will select such legal counsel. If the Fund Entities elect to conduct the defence of the Proceeding, the Fund Entities will keep the Indemnitee apprised of all significant developments and will not, without the prior written consent of the Indemnitee, enter into any settlement or compromise of, or consent to judgment with respect to, such Proceeding unless such settlement, compromise or judgment (i) includes an unconditional release of the Indemnitee from all liability arising out of such Proceeding; and (ii) does not include a statement as to or an admission of fault, culpability or any failure to act, by or on behalf of the Indemnitee.

(4)	Contribution.

(a) In order to provide for a just and equitable contribution in circumstances in which the indemnity provided in Section 7(1) would otherwise be available in accordance with its terms but is, for any reason, held to be unavailable to or unenforceable by any Indemnitee or enforceable otherwise than in accordance with its terms, the Fund Entities and the Underwriters will contribute to the aggregate of all Claims asserted against and all Losses incurred by the Indemnitee (i) in such proportions as is appropriate to reflect the relative benefits received by the Fund Entities on the one hand and the Underwriters on the other hand from the distribution of the Offered Securities; or (ii) if the allocation provided by clause (i) of this Section 7(4) is not permitted by Applicable Law, in such proportions as is appropriate to reflect not only the relative benefits referred to in clause (i) of this Section 7(4) but also the relative fault of the Fund Entities on the one hand and the Underwriters on the other hand in connection with the misrepresentation, alleged misrepresentation, omission, alleged omission, order, inquiry, investigation, proceeding or other matter or thing referred to in Section 7(1) that resulted in such Claims or Losses and any other relevant equitable considerations.

(b) The relative benefits received by the Fund Entities on the one hand and the Underwriters on the other hand will be deemed to be in the same proportion as the total proceeds from the distribution of the Offered Securities (net of the fee payable to the Underwriters but before deducting expenses) received by the Fund is to the total underwriting discounts and commissions received by the Underwriters from the Fund under this Agreement. The relative fault of the Fund Entities on the one hand and the Underwriters on the other hand will be determined by reference to, among other things, whether the misrepresentation, alleged misrepresentation, omission, alleged omission, order, inquiry, investigation, proceeding or other matter or thing referred to in Section 7(1) which resulted in Claims and/or Losses relates to information supplied by or steps or actions taken or done by or on behalf of a Fund Entity and the Underwriters and the relative intent, knowledge, access to information and opportunity to correct or prevent such misrepresentation, omission, order, inquiry, investigation, proceeding or other matter or thing referred to in Section 7(1). The amount paid or payable by an Underwriter as a result of such Claims or Losses will be deemed to include any legal or other expenses reasonably incurred by the Indemnitee in connection with investigating, preparing for, disputing or defending any such Claim , whether or not resulting in any such Claim.

(c) The rights to contribution provided in this Section 7(4) are in addition to, and not in derogation of, any other right to contribution which an Indemnitee may have by statute or otherwise at law.

(5)	Limitations on Liability for Contribution.

(a) The Fund Entities and the Underwriters agree that it would not be just or equitable if contribution pursuant to Section 7(4) were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in Section 7(4). Notwithstanding the provisions of this Section 7(5), no Underwriter will be required to contribute, in the aggregate, any amounts in excess of the total underwriting discounts and commissions received by the Underwriters from the Fund under this Agreement or any portion thereof, in each case net of expenses paid by the Underwriter hereunder.

(b) No person who has been determined by a court of competent jurisdiction in a final judgment from which no appeal can be made to have engaged in any fraud, wilful misconduct or gross negligence will be entitled to contribution from any person who has not also been so determined to have engaged in fraud, wilful misconduct or gross negligence; provided that an Underwriter’s failure to conduct such reasonable investigation as to provide reasonable grounds for a belief that there had been no misrepresentation in an Offering Document will not constitute fraud, wilful misconduct or gross negligence for purposes of this Section 7(4)(b) or disentitle such Underwriter from claiming indemnification or contribution under this Section 7.

(c) The Underwriters’ respective obligations to contribute pursuant to Section 7(4) are several in proportion to their respective aggregate purchase obligations under this Agreement and not joint.

(d) Notwithstanding the provisions of Section 7(4), the Underwriters will not be required to contribute an amount not exceeding the lesser of (i) the portion of the full amount of the Losses giving rise to such contribution for which the Underwriters are responsible, as determined pursuant to Section 7(4); and (ii) the amount of the aggregate underwriting discounts and commissions received by the Underwriters from the Fund under this Agreement. In no event will an Underwriter be liable to contribute any amount in excess of such Underwriter’s portion of the total underwriting discounts and commissions received from the Fund under this Agreement.

(6) Non-exclusive Remedies. The rights of indemnity and contribution set forth in this Section 7 are not exclusive and will not limit any rights, remedies or claims that an Indemnitee may have at law, under any statute or in equity, or otherwise.

(7) Underwriters as Trustees for Indemnitees. The Fund appoints each Underwriter as the trustee for such Underwriter’s Indemnitees of the covenants of indemnification and contribution of the Fund with respect to such Indemnitees as specified in this Section 7 and each Underwriter accepts such appointment.

8.	Termination

(1) Termination Upon Certain Events. Each of the Underwriters, in its absolute discretion, will be entitled to terminate and cancel its obligations under this Agreement, by written notice to that effect given to the Fund at or prior to the Time of Closing if, after the execution and delivery of this Agreement:

(i) any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is instituted, threatened or announced, or any order or ruling is made, threatened or announced by any Governmental Authority (other than an inquiry, action, suit, investigation, proceeding, order or ruling based solely upon the activities or alleged activities of the Underwriters, the U.S. Affiliates or the Selling Firms), or any Applicable Law is promulgated or changed, or the administration or interpretation thereof is changed, which, in the reasonable opinion of the Underwriter, operates or will operate to prevent or restrict trading in or distribution of the Offered Securities or the Units;

(ii) there occurs any material change (actual, contemplated or threatened) or change in a material fact such as is contemplated by Section 4(f) or the Underwriter becomes aware of an undisclosed material fact which, in the reasonable opinion of the Underwriter, has or would reasonably be expected to have a significant adverse effect on the market price or value of the Offered Securities or the Units or to result in purchasers of a material number of the Offered Securities exercising their right under the Securities Laws or the U.S. Securities Laws to withdraw from or rescind their purchase thereof or sue for damages in respect thereof;

(iii) there (A) develops, occurs or comes into effect or existence any event, action, state, condition or occurrence, including any financial occurrence, of national or international consequence or any governmental action, Applicable Law, inquiry or other occurrence of any nature whatsoever, or (B) has been any attack on, outbreak or escalation of hostilities or acts of terrorism, war or like event, either within or outside Canada or any other substantial national or international calamity or emergency, which, in the reasonable opinion of the Underwriter, seriously adversely affects, or involves, or will seriously adversely affect, or involve, the financial markets or the business, operations or affairs of the Fund and its Subsidiaries taken as a whole; or

(iv) there comes into effect, or is announced by the appropriate Governmental Authorities, any change or any proposed change in the Tax Act, the regulations thereunder, current administrative decisions or practices or court decisions or any other applicable rules which, in any such case, in the opinion of the Underwriter, might reasonably be expected to have a material adverse effect on the distributable income of the Fund, the tax treatment of distributions made by the Fund to its unitholders or on the tax consequences associated with the purchase, holding or resale of the Offered Securities or the Units or on any distribution that would be made by the Fund to the holders thereof.

(2) All Terms to be Conditions. Each of the Fund Entities agrees that the conditions contained in Section 6 will be complied with insofar as the same relate to acts to be performed or caused to be performed by the Fund Entities and that it will use its commercially reasonable efforts to cause all such conditions to be complied with. All other terms of this Agreement will be and will be deemed to be conditions, and any breach or failure to comply with any such terms or any of the conditions set out in Section 6 will entitle each Underwriter to terminate their obligations under this Agreement by written notice to that effect given to the Fund at or prior to the Time of Closing. The Underwriters will have the exclusive right to waive the performance of, or compliance with, any such term or condition in whole or in part without prejudice to any of its rights in the event of non-performance or of non-compliance with any other term or condition of this Agreement in whole or in part. Any such waiver will not constitute a waiver of any other term or condition in favour of the Underwriters and, to be binding on any Underwriter, any such waiver must be in writing and signed by such Underwriter.

(3) Non-Exclusive Remedy; Liability. The rights of termination contained in this Section 8 may be exercised by any of the Underwriters and are in addition to any other rights or remedies the Underwriters or any of them may have in respect of any default, act or failure to act or non-compliance by the Fund in respect of any of the matters contemplated by this Agreement. In the event of any such termination, there will be no further liability on the part of such Underwriter to the Fund Entities or on the part of the Fund to such Underwriter except in respect of any liability which may have arisen or may thereafter arise under Section 7 or Section 10. A notice of termination given by an Underwriter under this Section 8 will not be binding upon any other Underwriter who has not also executed such notice.

9.	Obligations of Underwriters to Purchase

(1) Underwriting Percentages. Subject to the terms and conditions of this Agreement, the obligation of the Underwriters to purchase the Offered Securities at the Time of Closing will be several, and not joint nor joint and several, and will be limited to the percentage of the Offered Securities set out opposite the name of the respective Underwriter below:

RBC Dominion Securities Inc.	20%
GMP Securities L.P.	20%
CIBC World Markets Inc.	20%
National Bank Financial Inc.	20%
Scotia Capital Inc.	15%
TD Securities Inc.	5%

(2)	Default.

(a) If, at the Time of Closing any one or more of the Underwriters defaults on its obligation to purchase the Offered Securities that it has agreed to purchase hereunder at such time, the non-defaulting Underwriters may in their discretion delay the Closing Date for up to 3 Business Days and the non-defaulting Underwriters will have the right, exercisable by written notice to the Fund, (but not the obligation) to purchase, all but not less than all, of the Offered Securities which would otherwise have been purchased by the defaulting Underwriter(s) on a pro rata basis (according to the number of Offered Securities that the non-defaulting Underwriters agreed to purchase hereunder) or in any other proportion agreed upon in writing by the non-defaulting Underwriters.

(b) If no such arrangement among the non-defaulting Underwriters has been made within such 3 Business Day period and the total number of Offered Securities which the defaulting Underwriter(s) fail to purchase (the “ Defaulted Securities”) does not exceed 5% of the total number of Offered Securities that the Underwriters agreed to purchase hereunder, then the Fund will have the right to require each non-defaulting Underwriter to purchase the number of Offered Securities that such Underwriter agreed to purchase hereunder plus such Underwriter’s pro rata share (based on the number of Offered Securities that such Underwriter agreed to purchase hereunder) of the Defaulted Securities.

(c) If no such arrangement among the non-defaulting Underwriters has been made within such 3 Business Day period and the number of Defaulted Securities exceeds 5% of the total number of Offered Securities that the Underwriters agreed to purchase hereunder or the Fund does not exercise its right under Section 9(2)(b), then this Agreement will terminate without liability on the part of the non-defaulting Underwriters. Any termination of this Agreement pursuant to this Section 9 will be without liability on the part of the Fund, except for liability which may have arisen under Section 7 or Section 10. Any liability of any defaulting Underwriter for breach of this Agreement (or otherwise to the Fund) will remain.

10.	Expenses of the Offering

(1) Except as provided for in Section 10(2), whether or not the transactions contemplated by this Agreement are completed or this Agreement is terminated, the Fund will pay or cause to be paid all costs and expenses of, or incidental to, the performance of its obligations hereunder and all costs and expenses of, or incidental to, all other matters in connection with the transactions contem plated hereunder, including, without limitation, (i) the costs and expenses incidental to the authorization, issuance, sale, preparation and delivery of the Offered Securities to the Underwriters and any Taxes payable in connection therewith; (ii) the costs and expenses payable in connection with the qualification of the distribution of the Offered Securities; (iii) the fees relating to listing the Offered Securities on any stock exchange and arranging for clearance and settlement arrangements; (iv) the fees and expenses of counsel for the Fund and all fees and expenses of local counsel for the Fund (including U.S. counsel); (v) all fees and expenses of the Fund’s auditors and other advisors and the auditors and other advisors of HPH; (vi) all costs and out-of-pocket expenses of the Fund relating to the marketing of the Offered Securities; (vii) all travel and roadshow and other costs of the Fund relating to information meetings and to preparation of Marketing Materials, if any, with potential investors; (viii) all costs and expenses incurred in connection with preparing, printing, translating and distributing commercial copies of the Offering Documents and any Marketing Materials; (ix) the costs of preparing share certificates representing the Offered Securities; and (x) all fees and expenses of CDS Clearing and Depository Services Inc., the Depository Trust Company , the Debenture Trustee and the Fund’s registrar and transfer agent and all applicable taxes thereon.

(2) Notwithstanding Section 10(1), the Fund will have no obligation in respect of any out-of-pocket expenses of the Underwriters in relation to the Offered Securities, including travel and other out-of-pocket expenses of the Underwriters in relation to the Offering and the fees and disbursements of the Underwriters’ legal counsel plus all applicable Taxes, unless the distribution of Offered Securities is not completed (other than by reason of a default by the Underwriters), in which case the Fund Entities will, on a joint and several basis, reimburse the Underwriters for all reasonable and accountable out-of-pocket expenses of the Underwriters, including the reasonable fees and disbursements of the Underwriters’ legal counsel in connection with this Agreement and the Offering.

11.	Authority of the Lead Underwriters

Except with respect to (i) a consent to settlement, compromise or judgment pursuant to Section 7(3), which consent must be given by the Indemnitee; (ii) a notice of termination pursuant to Section 8, which must be given by the Underwriter exercising its right to terminate its obligations hereunder; and (iii) and any waiver pursuant to Section 8(2), which must be given by the Underwriter giving such waiver, all transactions, notices and waivers on behalf of the Underwriters under this Agreement or contemplated by this Agreement may be carried out or given on behalf of the Underwriters by the Lead Underwriters and, where practicable, the Lead Underwriters will in good faith discuss with the other Underwriters the nature of any of the transactions and notices prior to giving effect to them or the delivery of them, as the case may be. The Fund Entities may rely entirely on any such transaction or notice as binding all Underwriters.

12.	Notices

Any demand, notice or other communication to be given in connection with this Agreement must be given in writing and will be given by personal delivery or by electronic means of communication addressed to the recipient as follows: (i) to either of the Fund Entities: c/o Just Energy Corp., 100 King Street West, Toronto, Ontario M5X 1E1 (facsimile: (416) 367-4749, Attention: General Counsel ); (ii) to the Underwriters: RBC Dominion Securities Inc., RBC Capital Markets, 200 Bay Street, 4th Floor, South Tower, Royal Bank Plaza, Toronto Ontario (facsimile: (416) 842-5366, Attention: David Dal Bello); GMP Securities L.P., 145 King Street West, Suite 300, Toronto, Ontario M5H 1J8 (facsimile: (416) 943-6160, Attention Lorne Sugarman); CIBC World Markets Inc., Brookfield Place, 161 Bay Street, 6th Floor, Toronto, Ontario M5J 2S8, (facsimile: (416) 956-6135, Attention: Daniel J. McCarthy ); National Bank Financial Inc., The Exchange Tower, 130 King Street West, Suite 3200, P.O. Box 21, Toronto, Ontario, M5X 1J9 (facsimile: (416) 869-6411, Attention: Peter Jelley); Scotia Capital Inc., 40 King Street West, 66th Floor, Toronto, Ontario, M5W 2X6 (facsimile: (416) 416-863-7117, Attention: Christopher Blackwell); and TD Securities Inc., 66 Wellington Street West, 9th Floor, Toronto, Ontario, M5K 1A2 (facsimile: (416) 983-3176, Attention: John Kroeker), or to such other street address, individual or electronic communication number or address as may be designated by notice given by either part to the other. Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by electronic communication, on the date of transmittal thereof if given during the normal business hours of the recipient and on the Business Day during which such normal business hours next occur if not given during such hours on any day.

13.	Survival

The indemnities, rights of and contribution, representations, warranties and covenants of each of the Fund Entities contained in this Agreement or in any certificate delivered pursuant to this Agreement or in connection with the purchase and sale of the Offered Securities will survive the completion of the sale of any of the Offered Securities and will continue in full force and effect regardless of (i) any termination of this Agreement; (ii) any investigation made by or on behalf of any Underwriter; or (iii) any subsequent disposition of any of the Offered Securities.

14.	General

(1)	Time of the Essence. Time is of the essence of this Agreement.

(2) Benefit of the Agreement. This Agreement will enure to the benefit of and be binding upon the respective successors and permitted assigns of the parties hereto and the successors, heirs, executors, administrators and other legal representatives of the Indemnitees for whom the Underwriters are acting as trustee pursuant to Section 7(7).

(3) Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the parties hereto with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreement, express, implied or statutory between the parties other than as expressly set forth in this Agreement.

(4) Severability. If any provision of this Agreement is determined by any court of competent jurisdiction to be illegal or unenforceable, that provision will be severed from this Agreement and the remaining provisions will continue in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to either of the parties.

(5) Amendments and Waiver. No amendment to this Agreement will be valid or binding unless set forth in writing and duly executed by both of the parties hereto. No waiver of any breach of any provision of this Agreement will be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided, will be limited to the specific breach waived.

(6) Assignment. This Agreement may not be assigned by any of the parties hereto without the written consent of the other parties hereto, except as expressly set forth in Section 5(2) of this Agreement.

(7) Remedies Cumulative. The right and remedies of the parties under this Agreement are cumulative and are in addition to, and not in substitution for, any other rights and remedies available at law or in equity or otherwise. No single or partial exercise by a party of any right or remedy precludes or otherwise affects the exercise of any other right or remedy to which that party may be entitled.

(8) Governing Law. This Agreement is governed by and will be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

(9) Attornment . For the purpose of all legal proceedings this Agreement will be deemed to have been performed in the Province of Ontario and the courts of the Province of Ontario will have jurisdiction to entertain any action arising under this Agreement. Each of the parties hereto attorns to the jurisdiction of the courts of the Province of Ontario.

(10) Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.

(11) Limitation of Liability. The parties hereto acknowledge and agree that the Administrator is entering into this Agreement solely in its capacity as administrator of the Fund and the obligations of the Fund hereunder shall not be personally binding upon any of the Administrator, the directors or officers of the Administrator, the Trustee or any of the Holders of Units (“Unitholders”) and that any recourse against the Fund, the Administrator, the directors or officers of the Administrator, the Trustee or any Unitholder in any manner in respect of any indebtedness, obligation or liability of the Fund arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including, without limitation, claims based on negligence or otherwise fraudulent behaviour, shall be limited to, and satisfied only out of, the property of the Fund.

(12) Electronic Execution. Delivery of an executed signature page to this Agreement by any party by electronic transmission will be as effective as delivery of a manually executed copy of this Agreement by such party.

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If the foregoing is in accordance with your understanding and is agreed to by you, please indicate your acceptance of this Agreement by signing in the space provided below and delivery the same to us.

RBC DOMINION SECURITIES INC.

By:	“David Dal Bello”

Name: David Dal Bello
Title: Managing Director, Energy Group

GMP SECURITIES L.P.

By:	“Lorne Sugarman”

Name: Lorne Sugarman
Title: Managing Director, Investment Banking

CIBC WORLD MARKETS INC.

By:	“Sean McIntyre”

Name: Sean McIntyre
Title: Managing Director

NATIONAL BANK FINANCIAL INC.

By:	“Peter Jelley”

Name: Peter Jelley
Title: Managing Director

SCOTIA CAPITAL INC.

By:	“Christopher Blackwell”

Name: Christopher Blackwell
Title: Managing Director

TD SECURITIES INC.

By:	“John Kroeker”
Name: John Kroeker
Title: Vice-President and Director

The foregoing offer is accepted and agreed to by us as of the date first above written.

JUST ENERGY INCOME FUND, by its administrator, JUST ENERGY CORP.

By:	“Ken Hartwick”

Name: Ken Hartwick
Title: President and Chief
Executive Officer

JUST ENERGY CORP.

By:	“Ken Hartwick”

Name: Ken Hartwick
Title: President and Chief
Executive Officer

SCHEDULE A

TERMS AND CONDITIONS OF THE DEBENTURES

Capitalized terms used, but not otherwise defined, in this Schedule have the meanings given to them in the agreement to which this Schedule is attached.

Maturity: The Offered Securities will have an initial maturity date (the “Initial Maturity Date” ) which is the date on which the earliest of the following events occurs: (i) 5:00 p.m. (Toronto time) on July 31, 2010 if the Acquisition has not been completed on or before that time; (ii) the time, if any, at which the Fund delivers a notice to the Underwriters and Debenture Trustee that the Acquisition Agreement has been terminated or that the Fund will not be proceeding with the Acquisition; and (iii) the time, if any, at which the Fund announces to the public that it does not intend to proceed with the Acquisition (each time and date being the “Termination Time”). If the Acquisition Closing Time (as defined herein) occurs prior to the Termination Time, the maturity date of the Offered Securities will be automatically extended to June 30, 2017 (the “Final Maturity Date”).

Interest: 6.0% per annum. Assuming the extension of the maturity of the Offered Securities to the Final Maturity Date, the interest on the Offered Securities will be payable semi-annually in arrears on June 30 and December 31 in each year, commencing December 31, 2010. The first interest payment on December 31, 2010 will include interest accrued from and including the date of closing of the Offering to, but excluding, December 31, 2010. If the maturity date is extended beyond the Initial Maturity Date, subject to receipt of applicable regulatory approvals and provided that no Event of Default has occurred and is continuing, freely tradeable Units may be issued to the Debenture Trustee and sold, with the proceeds used to satisfy the Fund’s obligation to pay interest on the Offered Securities.

Conversion: Each Offered Security will be convertible into freely tradeable Units at the option of the holder of an Offered Security at any time after the Initial Maturity Date and prior to 5:00 p.m. (Toronto time) on the earlier of the Final Maturity Date and the date specified by the Fund for redemption of the Offered Securities, at a conversion price of $18.00 per Unit, being a conversion rate of approximately 55.5556 Units per $1,000 principal amount of Offered Securities, subject to adjustment in certain events. Holders converting their Offered Securities will receive accrued and unpaid interest on such Offered Securities for the period from the last interest payment date (or the date of issue of the Offered Securities if there has not yet been an interest payment date) to, but excluding, the date of conversion. Notwithstanding the foregoing, no Offered Security may be converted during the five Business Days preceding June 30 and December 31 in each year as the registers of the Debenture Trustee will be closed during such periods. In the event that the Fund converts to a corporation (a “Continuing Corporation”) pursuant to the conversion of the Fund from an income trust structure to a publicly-traded Corporation (a “Conversion Transaction”), adjustments will be made to the terms of the conversion privilege as set forth in the Trust Indenture. Among other things, these adjustments will be necessary to reflect the fact that, in connection with the Conversion Transaction, Unitholders will receive securities of the Continuing Corporation in exchange or otherwise as consideration or in substitution for Units. More specifically, following completion of a Conversion Transaction, Offered Securities will be convertible into the kind and number of securities of the Continuing Corporation which a holder of Offered Securities would have been entitled to receive had it been a holder of the number of Units into which the Offered Securities were convertible prior to the effective date of the Conversion Transaction. In addition, in connection with a Conversion Transaction, the Offered Securities will become obligations of the Continuing Corporation having substantially the same terms as the Offered Securities, without the consent of any holders of Offered Securities.

Redemption: The Offered Securities are not redeemable prior to June 30, 2013, except upon the satisfaction of certain conditions after a Change of Control (as defined below) has occurred. On or after June 30, 2013 and prior to June 30, 2015, the Offered Securities may be redeemed by the Fund, in whole or in part, on not more than 60 days’ and not less than 30 days’ prior notice, at a redemption price equal to the principal amount thereof plus accrued and unpaid interest, provided that the Current Market Price on the date on which notice of redemption is given exceeds 125% of the Conversion Price. On or after June 30, 2015, and prior to maturity, the Offered Securities may be redeemed by the Fund, in whole or in part, at a redemption price equal to the principal amount thereof plus accrued and unpaid interest.

Payment upon Redemption or Maturity: On redemption or at maturity of the Offered Securities, the Fund will repay the indebtedness represented by the Offered Securities by paying to the Debenture Trustee in lawful money of Canada an amount equal to the principal amount of the outstanding Offered Securities, together with accrued and unpaid interest thereon. If the maturity date is extended beyond the Initial Maturity Date, the Fund may , at its option, on not more than 60 days’ and not less than 40 days’ prior notice, subject to applicable regulatory approval and provided no Event of Default has occurred and is continuing, elect to satisfy its obligation to repay all or any portion of the principal amount of the Offered Securities that are to be redeemed or that are to mature, by issuing and delivering to the holders thereof that number of freely tradeable Units determined by dividing the principal amount of the Offered Securities being repaid by 95% of the Current Market Price on the date of redemption or maturity, as applicable. No fractional Units will be issued on redemption or at maturity but in lieu thereof the Fund shall satisfy fractional interests by a cash payment equal to the Current Market Price of the fractional interest.

Change of Control: Within 30 days following the occurrence of a Change of Control, the Fund will be required to make an offer in writing to purchase, in whole or in part, the Offered Securities then outstanding (the “Debenture Offer”), at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest (the “Debenture Offer Price ”). If 90% or more of the aggregate principal amount of the Offered Securities outstanding on the date of the giving of notice of the Change of Control have been tendered to the Fund pursuant to the Debenture Offer, the Fund will have the right to redeem all of the remaining Offered Securities at the Debenture Offer Price. “Change of Control” means the acquisition by any person, or group of persons acting jointly or in concert, of voting control or direction over 66 2/3% or more of the votes attaching to the Units, other than when such acquisition occurs in connection with a Conversion Transaction and no person or group of persons, acting jointly or in concert, following the completion of such Conversion Transaction has voting control of or direction over more than 66 2/3% of the votes attaching to the voting securities of the resulting corporate entity.

Subordination: The payment of the principal of, premium (if any) and interest on, the Offered Securities will be subordinated and postponed in right of payment, as set forth in the Trust Indenture, to the prior payment in full of all Senior Indebtedness (as defined below) of the Fund, including indebtedness to trade and other creditors of the Fund. “Senior Indebtedness” of the Fund will be defined in the Trust Indenture to mean, in effect, the principal of and premium, if any, and interest on and other amounts in respect of all indebtedness, liabilities and obligations of the Fund (whether outstanding as at the date of the Trust Indenture or thereafter created, incurred, assumed or guaranteed), other than (i) indebtedness evidenced by the Offered Securities, and (ii) all other existing and future debentures or other instruments of the Fund which, by the terms of the instrument creating or evidencing the indebtedness, is expressed to be pari passu with, or subordinate in right of payment to, the Offered Securities. The Trust Indenture will provide that in the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings relative to the Fund, or to its property or assets, or in the event of any proceedings for voluntary liquidation, dissolution or other winding up of the Fund, whether or not involving insolvency or bankruptcy, or any marshalling of the assets and liabilities of the Fund, then the holders of Senior Indebtedness, including any indebtedness to trade creditors, will receive payment in full before the holders of Offered Securities will be entitled to receive any payment or distribution of any kind or character, whether in cash, property or securities, which may be payable or deliverable in any such event in respect of any of the

Offered Securities or any unpaid interest accrued thereon. The Trust Indenture will also provide that the Fund will not make any payment, and the holders of the Offered Securities will not be entitled to demand, accelerate, institute proceedings for the collection of, or receive any payment or benefit (including, without any limitation, by set-off, combination of accounts or realization of security or otherwise in any manner whatsoever) on account of indebtedness represented by the Offered Securities (a) in a manner inconsistent with the terms (as they exist on the date of issue) of the Offered Securities or (b) at any time when a default has occurred under the Senior Indebtedness and is continuing, unless the Senior Indebtedness has been repaid in full. The Offered Securities will also be effectively subordinate to claims of creditors of the Fund’s subsidiaries except to the extent the Fund is a creditor of such subsidiaries ranking at least pari passu with such other creditors. In particular, the Offered Securities will be effectively subordinate in right of payment to the prior payment in full of all credit facilities and other debt obligations of the subsidiaries of the Fund, including the revolving credit facilities of Just Energy L.P. and Just Energy (U.S.) Corp.

Events of Default and Waiver: The Trust Indenture will provide that an event of default (“Event of Default ”) in respect of the Offered Securities will occur if any one or more of the following described events has occurred and is continuing with respect to such Offered Securities: (a) failure for 10 days to pay interest on such Offered Securities when due; (b) failure to pay principal of such Offered Securities when due, whether at maturity, upon redemption, by declaration or otherwise; (c) default in the observance or performance of any material covenant or condition of the Trust Indenture and continuance of such default for a period of 30 days after notice in writing has been given by the Debenture Trustee to the Fund specifying such default and requiring the Fund to rectify the same; or (d) certain events of bankruptcy, insolvency or reorganization of the Fund under bankruptcy or insolvency laws. If an Event of Default has occurred and is continuing, the Debenture Trustee may, in its discretion, and shall upon request of holders of not less than 25% of the principal amount of the Offered Securities then outstanding, declare the principal of and interest on all outstanding Offered Securities to be immediately due and payable. In certain cases, the holders of more than 50% of the principal amount of such Offered Securities then outstanding may, on behalf of the holders of all such Offered Securities, waive any Event of Default and/or cancel any such declaration upon such terms and conditions as such holders shall prescribe.

Modification: The rights of the holders of the Offered Securities as well as any other series of debentures that may be issued under the Trust Indenture may be modified in accordance with the terms of the Trust Indenture. For that purpose, among others, the Trust Indenture will contain certain provisions which will make binding on all holders of Offered Securities resolutions passed at meetings of the holders of Offered Securities by votes cast thereat by holders of not less than 66 2/3% of the principal amount of the Offered Securities present at the meeting or represented by proxy, or rendered by instruments in writing signed by the holders of not less than 66 2/3% of the principal amount of the Offered Securities then outstanding. In certain cases, the modification will, instead or in addition, require assent by the holders of the required percentage of Offered Securities of each particularly affected series. The Fund and the Debenture Trustee may, without the consent or concurrence of the holders of debentures under the Trust Indenture, by supplemental indenture or otherwise, make any changes or corrections in the Trust Indenture which they shall have been advised by counsel are required for the purpose of curing or correcting any ambiguity or defective or inconsistent provisions or clerical omissions or mistakes or manifest errors contained therein or in any indenture supplemental thereto.

SCHEDULE B

SUBSIDIARIES

Just Energy Corp.

Just Energy Manitoba L.P.

Just Energy B.C. Limited Partnership

Just Energy Québec L.P.

Ontario Energy Commodities Inc.

Just Energy (U.S.) Corp.

Just Energy Trading L.P.

ESIF Commercial Trust I

OESC Exchangeco II Inc.

Just Energy Ontario L.P.

Just Energy Illinois Corp.

Just Energy Indiana Corp.

Just Energy Massachusetts Corp.

Just Energy New York Corp.

Just Energy Exchange Corp.

UEGL ExchangeCo Corp.

Just Energy Texas I Corp.

Just Energy Texas LP

Just Energy, LLC

Just Energy Alberta L.P.

Just Energy Pennsylvania Corp.

Universal Energy Corporation

Universal Gas & Electric Corporation

Commerce Energy, Inc.

UG & E Holdings Inc.

Who lesale Energy New York Inc.

Alberta Energy Savings L.P.

Just Energy Alberta Corp.

Just Energy B.C. Corp.

Just Energy Marketing Corp.

La corporation d’économie d’énergie du Québec

Just Energy Michigan Corp.

Just Energy Maryland Corp.

Momentis U.S. Corp.

Just Energy Connecticut Corp.

Momentis Canada Corp.

GEO Capital Ventures Corp.

National Energy Corporation

Terra Grain Fuels, Inc.

Wholesale Energy Illinois Inc.

UG & E Texas Inc.

Just Energy Limited

Just Energy Finance Canada ULC

Just Energy Finance LLC

SCHEDULE C

FORM OF LEGAL OPINION OF THE FUND’S COUNSEL

Opinions

1.	the Fund (i) has been created and is validly existing as a trust under the laws of the Province of Ontario; (ii) has all requisite power, authority and capacity to carry on its affairs as contemplated in the Final Prospectus in compliance with the terms and conditions of the Declaration of Trust; and (iii) qualifies as a “unit trust” and a “mutual fund trust” for the purposes of the Income Tax Act (Canada) and the regulations thereunder;

2.	the trustee of the Fund, Montreal Trust Company of Canada, has been duly appointed as trustee of the Fund in accordance with the terms of the Declaration of Trust;

3.	the Administrator has been duly appointed as administrator of the Fund in accordance with the terms of the Declaration of Trust and the Administration Agreement, respectively, and has the power, authority and capacity under the Declaration of Trust and the Administration Agreement, respectively, to execute, deliver and perform the obligations of the Fund under the Underwriting Agreement and the Debenture Indenture and to issue, sell and deliver the Offered Securities;

4.	the Administrator (i) is a corporation incorporated and existing under the laws of the Province of Ontario; (ii) has the corporate power and capacity to own and lease assets and to carry on business, in each case as described in the Final Prospectus; and (iii) has the corporate power and capacity to execute, deliver and perform its obligations under the Underwriting Agreement;

5.	with respect to each of the Material Subsidiaries that is a corporation (to be limited in such counsel’s opinion to those entities incorporated under the federal laws of Canada or a province thereof), such Material Subsidiary (i) (to be specified in such counsel’s opinion) and existing under the laws of the jurisdiction of incorporation; and (ii) has the corporate power and capacity to own and lease assets and carry on business, in each case as now conducted or as described in the Final Prospectus;

6.	with respect to each of the Material Subsidiaries that are trusts or partnerships (to be limited in such counsel’s opinion to those entities formed under the federal laws of Canada or a province thereof), such Material Subsidiary (i) has been formed and is existing under the laws which govern it; (ii) has all the requisite trust or partnership power to own and lease assets and carry on business, in each case as now conducted or as described in the Final Prospectus, and (iii) if a limited partnership, has a general partner that has been appointed to act as general partner of such limited partnership under the relevant limited partnership agreement;

7.	all necessary corporate action has been taken by the Administrator for itself and for and on behalf of the Fund under the Declaration of Trust and the Administration Agreement to authorize the execution and delivery of the Underwriting Agreement, and the execution, delivery and filing of the Preliminary Prospectus and the Final Prospectus by the Administrator on behalf of itself and on behalf of the Fund as required under Securities Laws in each of the Qualifying Jurisdictions;

8.	all necessary corporate action has been taken by the Administrator for and on behalf of the Fund under the Declaration of Trust and the Administration Agreement to authorize the execution and delivery of the Debenture Indenture;

9.	the Underwriting Agreement has been duly executed and delivered by the Administrator and constitutes a legal, valid and binding obligation of the Administrator enforceable against the Administrator in accordance with its terms;

10.	each of the Underwriting Agreement and the Debenture Indenture has been duly executed and delivered by the Administrator on behalf of the Fund in accordance with the Declaration of Trust and the Administration Agreement and constitutes a legal, valid and binding obligation of the Fund enforceable against the Fund in accordance with its terms, provided that enforcement may be limited by bankruptcy, insolvency and other similar laws of general application affecting the enforcement of creditors’ rights generally, specific performance, injunctive relief and other equitable remedies may be granted only in the discretion of a court of competent jurisdiction and that rights of indemnity and/or contribution set out in the Underwriting Agreement and the Debenture Indenture may be limited by applicable law and other customary qualifications;

11.	the execution and delivery by the Administrator of the Underwriting Agreement on behalf of itself and on behalf of the Fund, and the Debenture Indenture on behalf of the Fund, does not, and the performance by the Administrator and the Fund, respectively, of their respective obligations thereunder does not and will not:

(a)	contravene or result in a breach of or constitute a default under the Declaration of Trust or the Administrator’s articles or by-laws or, of which counsel is aware, any resolutions of the Unitholders or the corporate trustee of the Fund in its capacity as such, or the directors or shareholders of the Administrator;

(b)	contravene any law or regulation of the Province of Ontario or the laws of Canada applicable therein applicable to it, or, to counsel’s knowledge, any judgment, decree or order binding on or applicable to it; or

(c)	contravene or result in a breach of or constitute a default under the Administration Agreement.

12.	the authorized capital of the Fund consists of an unlimited number of Units;

13.	all necessary action has been taken by the Administrator for and on behalf of the Fund to authorize the issuance of the Offered Securities on the terms and subject to the conditions contained in the Underwriting Agreement and the Debenture Indenture and, upon receipt by the Fund of payment therefor by the Underwriters as provided in the Underwriting Agreement, the Offered Securities will have been validly issued as fully paid and non-assessable securities of the Fund;

14.	the Administrator, on behalf of the Fund, has taken all necessary action under the Declaration of Trust and the Administration Agreement to reserve for issuance the Units issuable upon the conversion of the Offered Securities and, upon the due conversion of the Offered Securities in accordance with the terms of the Debenture Indenture, such Units will have been validly issued by the Fund as fully paid and-non assessable securities of the Fund;

15.	the holders of outstanding securities of the Fund are not entitled to pre-emptive or other rights to acquire the Offered Securities pursuant to the Declaration of Trust.

16.	the attributes of the Offered Securities and the provisions of the Debenture Indenture are consistent in all material respects with the descriptions thereof in the Prospectus;

17.	the form and terms of the certificates representing the Offered Securities and the Units have been approved and adopted by the Fund and comply with the Debenture Indenture and the Declaration of Trust, respectively, and a certificate representing the Offered Securities delivered at the Time of Closing has been duly executed and delivered by the Administrator on behalf of the Fund;

18.	the Declaration of Trust conforms in all material respects with the description thereof in the Prospectus and remains in full force and effect;

19.	the Offered Securities have been validly created and, subject to receipt by the Fund of payment therefor by the Underwriters as provided in the Underwriting Agreement, issued by the Fund in accordance with the terms of the Debenture Indenture and constitute legal, valid and binding obligations of the Fund enforceable against the Fund in accordance with their terms, provided that enforcement may be limited by bankruptcy , insolvency and other similar laws of general application affecting the enforcement of creditors’ rights generally, specific performance, injunctive relief and other equitable remedies may be granted only in the discretion of a court of competent jurisdiction and other customary qualifications;

20.	each of the Preliminary Prospectus and the Final Prospectus, in both the French and English languages, and the execution and filing of each of the Preliminary Prospectus and the Final Prospectus, in both the French and English languages, with the Securities Regulators, have been duly approved and authorized by the Administrator on behalf of the Fund;

21.	the issuance of the Offered Securities and the Units issuable on conversion of the Offered Securities has been approved by the TSX and the Units issuable on conversion of the Offered Securities have been conditionally approved for listing on the TSX, subject only to satisfaction by the Fund of the conditions set out in the letter of the TSX dated •, 2010;

22.	the Offered Securities and the Units issuable upon conversion thereof are qualified investments under the Income Tax Act (Canada) and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered education savings plans, registered disability savings plans and tax-free savings accounts, each as defined under such Act, subject to the qualifications, limitations and assumptions set out under the heading “Eligibility for Investment” in the Final Prospectus. The statements contained in the Final Prospectus under the heading “Certain Canadian Federal Income Tax Considerations” contain a fair summary of the principal Canadian federal income tax consideration applicable to prospective purchasers of the Offered Securities who are described under such heading;

23.	Computershare Trust Company of Canada, at its principal office in the city of Toronto, has been appointed as the transfer agent and registrar for the Units;

24.	Computershare Trust Company of Canada, at its principal office in the city of Toronto, has been duly appointed as Debenture Trustee under the Debenture Indenture with respect of the Offered Securities;

25.	the Fund is:

(a)	a “reporting issuer” under the Securities Act (Ontario) and is not on the list of defaulting reporting issuers published by the Ontario Securities Commission;

(b)	a “reporting issuer” under the Securities Act (British Columbia) and is not on the list of defaulting reporting issuers published by the British Columbia Securities Commission;

(c)	a “reporting issuer” under the Securities Act (Alberta) and is not noted in default on the list of reporting issuers published by the Alberta Securities Commission;

(d)	a “reporting issuer” under the Securities Act (Québec) and is not on the list of defaulting reporting issuers published by the Autorité des marchés financiers;

(e)	a “reporting issuer” under the Securities Act (Manitoba) and is not on the list of defaulting reporting issuers published by the Manitoba Securities Commission;

(f)	a “reporting issuer” under The Securities Act, 1988 (Saskatchewan) and is not on the list of defaulting reporting issuers published by the Saskatchewan Financial Services Commission, Securities Division; and

(g)	a “reporting issuer” under the Securities Act (New Brunswick), the Securities Act (Nova Scotia), the Securities Act (Prince Edward Island) and the Securities Act (Newfoundland and Labrador), and is not on the list of defaulting reporting issuers published by (i) the New Brunswick Securities Commission; (ii) the Nova Scotia Securities Commission; or (iii) the Prince Edward Island Securities Office, as applicable;

26.	all necessary documents have been filed by the Corporation, all requisite proceedings have been taken by the Corporation and all approvals, permits, consents and authorizations of appropriate regulatory authorities have been obtained by the Fund under the Securities Laws to qualify the distribution and sale of the Offered Securities to the public in each of the Qualifying Jurisdictions through or to persons or companies who are duly registered in an appropriate category of dealer registration under the Securities Laws of each of the Qualifying Jurisdictions in which such person or company has engaged in the distribution of the Offered Securities and who have complied with the relevant provisions of the Securities Laws of such Qualifying Jurisdictions and the terms of their registration;

27.	the issuance by the Fund of Units upon the conversion, redemption or maturity of the Offered Securities in accordance with the terms and conditions thereof will be exempt from the prospectus requirements of the Securities Laws. Such issuance will be exempt from the dealer registration requirements of the Securities Laws of each of the Qualifying Jurisdictions and no filing, proceeding, approval, permit, consent or authorization of appropriate regulatory authorities under the Securities Laws will be required to be made, taken or obtained by the Fund pursuant to the Securities Laws permit such issuance, unless the Fund is, at the time of such issuance, engaged in the business of trading securities or holds itself out as engaging in the business of trading in securities in which case such issuance must be made in accordance with applicable dealer registration requirements, or an exemption from the dealer registration requirements, under the Securities Laws of the applicable Qualifying Jurisdictions;

28.	the first trade in Units issued by the Fund upon the conversion, redemption or maturity of the Offered Securities in accordance with the terms and conditions thereof will not be subject to the prospectus requirements of the Securities Laws and no filing, proceeding, approval, permit, consent or authorization of appropriate regulatory authorities would be required to be made, taken or obtained by the Fund pursuant to the Securities Laws to permit such trade by any person or company unless such person or company is engaged in the business of trading securities or holds themselves out as engaging in the business of trading in securities, in which case such trade must be made in accordance with applicable dealer registration requirements, or an exemption from the dealer registration requirements, under the Securities Laws of the applicable Qualifying Jurisdictions, provided that such trade is not a “control distribution”, as that term is defined in National Instrument 45-102—Resale of Securities “ and the Fund is a reporting issuer at the time of the trade; and

29.	all laws of the Province of Québec relating to the use of the French language (other than those relating to verbal communications) will have been complied with in connection with the sale of the Offered Securities to purchasers in the Province of Québec provided such purchasers receive copies of the Final Prospectus in the French language alone, or in the English and French languages simultaneously, and that such purchasers receive forms of order and confirmation drawn solely in the French language or in a bilingual format (on the assumption that no documents other than the Final Prospectus and the forms of order and confirmation constitute the contract for purchase of Offered Securities).

SCHEDULE C-2

FORM OF LEGAL OPINION OF THE FUND’S US SECURITIES COUNSEL

Subject to the counsel’s normal and customary reliance on others, assumptions and qualifications, counsel will deliver opinions substantially in the following form:

Opinions

1.	with respect to each of the Material Subsidiaries that is incorporated or organized in the United States, such Material Subsidiary (i) has been duly formed and is existing under the laws of the state which govern it; (ii) has all the requisite [corporate, company, or partnership] power to own and lease assets and carry on business, in each case as now conducted or as described in the Prospectus, and (iii) if a limited partnership, has a general partner that has been duly appointed to act as general partner of such limited partnership under the relevant limited partnership agreement;

2.	all necessary corporate action has been taken by Just Energy (U.S.) Corp. to authorize the execution and delivery of the Acquisition Agreement and the performance of its obligations thereunder;

3.	the Acquisition Agreement has been duly executed and delivered by Just Energy (U.S.) Corp. and constitutes a legal, valid and binding obligation of Just Energy (U.S.) Corp. enforceable against Just Energy (U.S.) Corp. in accordance with its terms;

4.	the execution and delivery by Just Energy (U.S.) Corp. of the Acquisition Agreement does not, and the performance by Just Energy (U.S.) Corp., of its obligations thereunder does not and will not:

(a)	contravene or result in a breach of or constitute a default under the articles or by-laws or any resolutions of the directors or shareholders of Just Energy (U.S.) Corp.; or

(b)	contravene any law or regulation of the State of Delaware or the laws of the United States applicable therein applicable to it, or, to counsel’s knowledge, any judgment, decree or order binding on or applicable to it;

5.	assuming (i) the accuracy of the representations and warranties made by each Purchaser in its Subscription Agreement, and (ii) that the offers and sales are made in accordance with Schedule D of the Underwriting Agreement, the offers and sales of the Offered Securities in the Offering in the United States will be exempt from the registration requirements of the Securities Act of 1933, as amended;

6.	the Fund is not, and after giving effect to the Offering will not be, an “investment company” required to be registered under the U.S. Investment Company Act of 1940, as amended; and

7.	the statements describing matters of law pursuant to the Internal Revenue Code of 1986, as am ended (“Code”) included in the U.S. Private Placement Memorandum under the caption “Material U.S. Federal Income Tax Considerations to U.S. Holders” fairly summarize in all material respects such matters of law. For purposes of this opinion, we have relied solely upon the opinion received from Dorsey & Whitney LLP with respect to the matters addressed therein and such matters effects on statements under the caption “Material U.S. Federal Income Tax Considerations to U.S. Holders”. For the avoidance of doubt, this opinion does not address matters of any taxing authority other than the Internal Revenue Service pursuant to the Code.

SCHEDULE D

SALES IN THE UNITED STATES

A.	Defined Terms

Capitalized terms used in this Schedule D and not defined herein shall have the meanings ascribed thereto in the Underwriting Agreement to which this Schedule is annexed and the following terms shall have the meanings indicated:

“Directed	Selling Efforts” means “directed selling efforts” as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Offered Securities and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Offered Securities;

“Foreign	Issuer” means a “foreign issuer” as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means any issuer that is (1) the government of any country, or of any political subdivision of a country, other than the United States; or (2) a corporation or other organization incorporated or formed under the laws of any country other than the United States, except an issuer meeting the following conditions as of the last business day of its most recently completed second fiscal quarter: (a) more than 50 percent of the outstanding voting securities of such issuer are directly or indirectly owned of record by residents of the United States; and (b) any of the following: (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii)the business of the issuer is administered principally in the United States;

“Institutional	Accredited Investor” means an institutional “accredited investor” satisfying one or more of the criteria set forth in Rule 501(a)(1), (2), (3) and (7) of Regulation D;

“Qualified	Institutional Buyer” means a “qualified institutional buyer” as that term is defined in Rule 144A;

“Regulation	D” means Regulation D adopted by the SEC under the U.S. Securities Act;

“Regulation	S” means Regulation S adopted by the SEC under the U.S. Securities Act;

“Rule	144A” means Rule 144A adopted by the SEC under the U.S. Securities Act;

“SEC”	means the United States Securities and Exchange Commission;

“Substantial	U.S. Market Interest” means “substantial U.S. market interest” as that term is defined in Regulation S;

“U.S.	Affiliate” of any Underwriter means a U.S. registered broker-dealer affiliate of such Underwriter;

“U.S.	Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S.	Private Placement Memorandum” means the preliminary and final U.S. private placement memorandum and any amendments thereto, incorporating the Prospectus, to be delivered in connection with the offer and sale of the Offered Securities in the United States;

“U.S.	Securities Act” means the United States Securities Act of 1933, as amended; and

“United	States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

B.	Representations, Warranties and Covenants of the Underwriters

Each Underwriter hereby represents, warrants, covenants and agrees, separately and not jointly, on behalf of itself and its U.S. Affiliate that:

1.	It acknowledges that the Offered Securities have not been and will not be registered under the U.S. Securities Act or any U.S. state securities laws and may not be offered or sold within the United States, except pursuant to an exemption from the registration requirements of the U.S. Securities Act and U.S. state securities laws. It and its U.S. Affiliate have not offered or sold, and will not offer or sell, any Offered Securities forming part of its allotment except (a) in an offshore transaction in accordance with Rule 903 of Regulation S or (b) in the United States to Qualified Institutional Buyers in accordance with Rule 144A or Institutional Accredited Investors in accordance with another exemption from the registration requirements of the U.S. Securities Act as provided in paragraphs 3 through 7 below. Neither the Underwriter, its U.S. Affiliate, nor any person acting on its or their behalf, has made or will make any Directed Selling Efforts in the United States with respect to the Offered Securities.

2.	It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Offered Securities, except with its U.S. Affiliates, any Selling Firm or with the prior written consent of the Fund. It shall require each of its U.S. Affiliates and each Selling Firm to agree, for the benefit of the Fund, to comply with, and shall use its best efforts to ensure that each of its U.S. Affiliates and each Selling Firm complies with, the same provisions of this Schedule as apply to such Underwriter as if such provisions applied to such U.S. Affiliates and Selling Firm.

3.	All offers and sales of Offered Securities in the United States shall be made through the Underwriter’s U.S. Affiliates in compliance with all applicable U.S. federal and state broker-dealer requirements. Such U.S. Affiliates are, and shall be on the date of each offer and sale of Offered Securities, Qualified Institutional Buyers, duly registered brokers or dealers with the SEC pursuant to Section 15 of the U.S. Exchange Act, and members in good standing with the Financial Industry Regulatory Authority.

4.	Offers and sales of Offered Securities in the United States by the Underwriter or its U.S. Affiliates shall not be made by any form of general solicitation or general advertising (as those terms are used in Regulation D) or in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act.

5.	Offers to sell and solicitations of offers to buy the Offered Securities shall be made in accordance with: (a) Rule 144A only to persons reasonably believed to be Qualified Institutional Buyers and in compliance with applicable state securities laws of the United States, and such persons shall each be deemed to have represented and agreed as provided in the U.S. Private Placement Memorandum; or (b) another exemption from the registration requirements pursuant to Regulation D of the U.S. Securities Act, only to Substituted Purchasers who are Institutional Accredited Investors, each of whom shall execute and deliver to the Fund, the Underwriters and their U.S. Affiliates, as agents, prior to purchasing any Offered Securities, a Subscription Agreement in the form set out in Exhibit A to this Schedule D. Immediately prior to making any offer, the Underwriter, together with its U.S. Affiliates, had reasonable grounds to believe and did believe that each offeree was a Qualified Institutional Buyer or an Institutional Accredited Investor, as applicable, and, on the date hereof, the Under writer, together with its U.S. Affiliates, continues to believe that each purchaser in the United States of Offered Securities is a Qualified Institutional Buyer or an Institutional Accredited Investor.

6.	All purchasers of the Offered Securities in the United States purchasing Offered Securities pursuant to Rule 144A or another exemption under the U.S. Securities Act shall be informed by the Underwriter, or its U.S. Affiliate, that the Offered Securities have not been and will not be registered under the U.S. Securities Act or any state securities laws and are being offered and sold to such purchasers in reliance on an exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A or another exemption thereunder and similar exemptions under state securities laws.

7.	Each offeree in the United States has been or shall be provided by the Underwriter through its U.S. Affiliate with a U.S. Private Placement Memorandum and each purchaser will have received prior to the time of purchase of any Offered Securities the final U.S. Private Placement Memorandum, and the Underwriters have not used any other written materials. The U.S. Private Placement Memorandum shall be in a form mutually satisfactory to the Fund and the Underwriters.

8.	At closing, the Underwriters, together with their U.S. Affiliates selling Offered Securities in the United States, will provide a certificate, substantially in the form of Exhibit B to this Schedule relating to the manner of the offer and sale of the Offered Securities in the United States, or will be deemed to have represented that they did not offer or sell Offered Securities in the United States.

9.	At least one (1) business day prior to the Closing Date, the Underwriters will provide the transfer agent of the Fund with a list of all U.S. persons who purchased the Offered Securities, together with their addresses (including state of residence), the number of Offered Securities purchased and the registration and delivery instructions for the Offered Securities.

10.	Such Underwriter,nor any of its affiliates, have taken or will take any action that would constitute a violation of Regulation M under the U.S. Exchange Act.

11.	Such Underwriter understands that all Offered Securities sold in the United States as part of this offering will bear a legend to the effect contained in the U.S. Private Placement Memorandum.

C.	Representations, Warranties and Covenants of the Fund Entities

Each of the Fund Entities hereby represents, warrants, covenants and agrees that:

1.

(a) The Fund is, and as of the Closing Date will be, a Foreign Issuer and reasonably believes that there is and will be no Substantial U.S. Market Interest in the Offered Securities; (b) the Fund is not

now and as a result of the sale of Offered Securities contemplated hereby will not be required to be registered as an “investment company” under the United States Investment Company Act of 1940, as amended; (c) assuming the accuracy of the representations provided by the Underwriters above, during the period in which the Offered Securities are offered for sale, none of the Fund, any of its affiliates, or any person acting on its or their behalf has made or will make any Directed Selling Efforts in the United States, or has engaged or will engage in any form of general solicitation or general advertising (as those terms are used in Regulation D) or in any conduct involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act in connection with the offer or sale of the Offered Securities in the United States or has taken or will take any action that would cause the applicable exemption afforded by the U.S. Securities Act or Regulation S to be unavailable; (d) the Offered Securities are not, and as of the closing will not be, and no securities of the me class as the Offered Securities are or will be, (i) listed on a national securities exchange in the United States registered under Section 6 of the U.S. Exchange Act, (ii) quoted in an “automated inter-dealer quotation system”, as such term is used in the U.S. Exchange Act, or (iii) convertible or exchangeable at an effective conversion premium (calculated as specified in paragraph (a) (6) of Rule 144A) of less than ten percent for securities so listed or quoted, and (e) in connection with offers and sales of the Offered Securities outside the United States, the Fund, its affiliates and any person acting on its their behalf have complied and will comply with the requirements for an offshore transaction (as that term is used in Regulation S).

2.	Except with respect to offers and sales in accordance with this Schedule D to either (i) Qualified Institutional Buyers in reliance upon an exemption from the registration requirements of the U.S. Securities Act available under Rule 144A, or (ii) to Institutional Accredited Investors pursuant to an available exemption from the registration requirements of the U.S. Securities Act, and in each case in compliance with any applicable state securities laws, neither the Fund nor any of its affiliates, nor any person acting on its or their behalf (other than the Underwriters, the U.S. Affiliates or any Selling Firm, in respect of which no representation is made), has made or will make: (a) any offer to sell, or any solicitation of an offer to buy, any Offered Securities to a person in the United States; or (b) any sale of Offered Securities unless, at the time the buy order was or will have been originated, the purchaser is (i) outside the United States or (ii) the Fund, its affiliates, and any person acting on their behalf reasonably believe that the purchaser is outside the United States.

3.	For so long as any of the Offered Securities are outstanding and are “restricted securities” within the meaning of Rule 144(a) (3) under the U.S. Securities Act, and if the Fund is not subject to and in compliance with the reporting requirements of Section 13 or Section 15(d) of the U.S. Exchange Act or exempt from such reporting requirements by virtue of compliance with Rule 12g3-2(b) thereunder, the Fund will provide to any holder of such Offered Securities, or to any prospective purchaser of such Offered Securities designated by such holder, upon the request of such holder or prospective purchaser, at or prior to the time of resale, the information required to be provided by Rule 144A(d)(4) under the U.S. Securities Act.

4.	The Fund has not offered, sold or solicited, and will not offer or sell or solicit, any offer to buy any securities of the Fund of the same or similar class in a manner that would be integrated with the offer and sale of the Offered Securities and would cause the applicable exemptions from registration to become unavailable with respect to the offer and sale of the Offered Securities in the United States or which would cause the exclusion or exemption from registration set forth in Rule 144A, Regulation D or Rule 903 of Regulation S to become unavailable with respect to the offer and sale of the Offered Securities or that would otherwise require registration under the U.S. Securities Act of offers and sales of the Offered Securities made pursuant to and in accordance with this Agreement.

5.	The Fund will, within prescribed time periods, prepare and file any forms or notices required under the U.S. Securities Act or applicable blue sky laws.

6.	None of the Fund or any of its predecessors or affiliates have been subject to any order,judgment, or decree of any court of competent jurisdiction temporarily, preliminarily, or permanently enjoining such person for failure to comply with Rule 503 under Regulation D.

EXHIBIT A

U.S. SUBSCRIPTION AGREEMENT

TO:	JUST ENERGY INCOME FUND (the “Fund”)

AND TO:
(collectively, the “Agents”)

AND TO:
(the “U.S. Affiliate”)

RE:	Purchase of 6% Convertible Extendible Unsecured Subordinated Debentures (“Securities”)

(a)	The undersigned (the “Subscriber”) hereby irrevocably subscribes for and agrees to purchase from the Fund the number of Securities set forth in Part I of Annex A hereto at a price of $ per Security. Annex A here to forms a part of, and is incorporated into, this Subscription Agreement.

(b)	The Subscriber acknowledges that this Subscription Agreement is subject to acceptance by the Fund. The Fund may also accept this Subscription Agreement in part. The Subscriber agrees that if this Subscription Agreement is not accepted in full, any funds related to the portion of this Subscription Agreement not accepted will be returned to the undersigned, without interest.

(c)	By executing this Subscription Agreement, the Subscriber represents, warrants and covenants (on its own behalf and, if applicable, on behalf of each beneficial purchaser for whom it is contracting hereunder) to the Fund, the Agents and the U.S. Affiliate (and acknowledges that the Fund, the Agents and the U.S. Affiliate are relying thereon) that:

(i)	it is authorized to consummate the purchase of the Securities;

(ii)	in the case of the purchase by the Subscriber of the Securities as agent or trustee for any other person, the Subscriber has due and proper authority to act as agent or trustee for and on behalf of such beneficial purchaser in connection with the transactions contemplated hereby;

(iii)	it understands and acknowledges that the Securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “ U.S. Securities Act”), or any state securities laws, and that the offer and sale of Securities to it is being made in reliance on a private placement exemption available under Rule 506 under the U.S. Securities Act to institutional “accredited investors” satisfying one or more of the criteria set forth in Rule 501(a) (1), (2), (3) and (7) of Regulation D of the U.S. Securities Act (“ Institutional Accredited Investors”);

(iv)	it is an Institutional Accredited Investor by virtue of meeting the criteria for the category beside which it has placed its initials below (please initial applicable category):

—	Any bank as defined in Section 3(a)(2) of the U.S. Securities Act or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S.

Securities Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended; any insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in Section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US $5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of US $5,000,000, or, if a self-directed plan, with investment decisions made solely by persons that are with accredited investors as defined by Rule 501 of Regulation D;

—	Any private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

—	Any organization described in section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the Securities offered, with total assets in excess of US $5,000,000; or

—	Any trust with total assets in excess of US $5,000,000, not formed for the specific purpose of acquiring the Securities offered, whose purchase is directed by a sophisticated person (being defined as a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment);

(v)	it is acquiring the Securities for its own account or, if the Securities are to be purchased for one or more accounts for which it is acting as a fiduciary or agent, each such account is an Institutional Accredited Investor on a like basis and it is not acquiring the Securities with a view to any resale, distribution or other disposition of the Securities in violation of United States federal or applicable state securities laws;

(vi)	it is not purchasing the Securities as a result of any “general solicitation” or “general advertising” (as those terms are used in Rule 502(c) of Regulation D (“Regulation D”) under the U.S. Securities Act),including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising, or in any manner involving a public offering within Section 4(2) of the U.S. Securities Act;

(vii)	it understands and acknowledges that the Securities are “restricted securities”within the meaning of Rule 144(a)(3) under the U.S. Securities Act and that if it decides to offer, sell, pledge or otherwise transfer any of the Securities,such Securities may be offered, sold, pledged or otherwise transferred only: (i) to the Fund; (ii) outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act (“Regulation S”);

(iii) in accordance with (A) Rule 144A under the U.S. Securities Act (“Rule 144A”) to a person who the seller reasonably believes is a Qualified Institutional Buyer (as defined by Rule 144A) that is purchasing for its own account or for the account of one or more Qualified Institutional Buyers and to whom notice is given that the offer, sale, pledge or transfer is being made in reliance on Rule 144A; or (B) the exemption from registration under the U.S. Securities Act provided by Rule 144 there under, if available; (iv) under an effective registration statement under the U.S. Securities Act; or (v) in another transaction that does not require registration under the U.S. Securities Act, and in the case of (iii)(B) or (v) above, upon the provision by the seller of a legal opinion of counsel of recognized standing, reasonably satisfactory to the Fund, that the sale of such securities is not required to be registered under the U.S. Securities Act;

(viii)	it understands and acknowledges that all certificates representing any Securities sold in the United States, and all certificates issued in exchange for or in substitution of such certificates, will bear the following legend upon the original issuance of the Securities and until the legend is no longer required under applicable requirements of the U.S. Securities Act:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING THESE SECURITIES, AGREES FOR THE BENEFIT OF JUST ENERGY INCOME FUND THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY: (A) TO JUST ENERGY INCOME FUND, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT (“REGULATION S”), (C) IN ACCORDANCE WITH (1) RULE 144A UNDER THE U.S. SECURITIES ACT OR (2) RULE 144 UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, (D) UNDER AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT, OR (E) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT, AND IN EACH CASE IN ACCORDANCE WITH APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES; PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C)(2) OR (E) ABOVE, A LEGAL OPINION OF COUNSEL OF RECOGNIZED STANDING SATISFACTORY TO JUST ENERGY INCOME FUND MUST FIRST BE PROVIDED.

provided that, if the Securities are being sold outside of the United States in accordance with Rule 904 of Regulation S at a time when the Fund is a “foreign issuer” as defined in Rule 902 of Regulation S, the legend may be removed by providing a duly completed and signed declaration to Computer share Investor Services Inc., as registrar and transfer agent for the Securities, or such other organization or entity performing such functions for the Fund (the “Transfer Agent”) to the following effect (or as the Fund may from time to time prescribe) and, if required by the Transfer Agent, an opinion of counsel of recognized standing satisfactory to the Transfer Agent, acting reasonably, that such legend is no longer required under the applicable requirements of the U.S. Securities Act or U.S. state securities laws:

“The undersigned seller (i) acknowledges that the sale of the securities of Just Energy Income Fund to which this declaration relates is being made in reliance on Rule 904 of Regulation S (“Regulation S”) under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) and (ii) certifies that: (A) it is not an affiliate (as defined in Rule 405 under the U.S. Securities Act) of Just Energy Income Fund (except for any officer or director who is an affiliate solely by virtue of holding such position); (B) the offer of the securities was not made to a person in the United States and either (1) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States, or (2) neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States; (C) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any “directed selling efforts” (as such term is defined in Regulation S) in the United States in connection with the offer and sale of the securities; (D) the sale is bona fide and not for the purpose of “washing off” the resale restrictions imposed because the securities are “restricted securities” (as that term is defined in Rule 144(a)(3) under the U.S. Securities Act); (E) the seller does not intend to replace the securities sold in reliance on Rule 904 of Regulation S with fungible unrestricted securities; and (F) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act.”

(ix)	it: (i) has received a copy of the preliminary and final U.S. private placement memorandum (which includes the preliminary and final versions of the Canadian prospectus, respectively) (the “U.S. Private Placement Memorandum”) relating to the offering in the United States of the Securities, (ii) has had access to such additional information, if any, concerning the Fund as it has considered necessary in connection with its investment decision to acquire the Securities, and (iii) acknowledges that it has been offered the opportunity to ask questions to and receive answers from management of the Fund concerning the terms and conditions of the offering of the Securities, and to obtain any additional information which the Fund possesses or can acquire without unreasonable effort or expense that is necessary to verify the accuracy of the information contained in the U.S. Private Placement Memorandum;

(x)	it acknowledges that no representation or warranty is made by the Agents or the U.S. Affiliate as to the accuracy or completeness of the U.S. Private Placement Memorandum. It further acknowledges that none of the Fund, the Agents or the U.S. Affiliate has made any representation or given any information to it with respect to the Fund or the offering or sale of the Securities other than the information contained in the U.S. Private Placement Memorandum;

(xi)	it has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment in the Securities and is able to bear the economic risks of, and withstand the complete loss of, such investment;

(xii)	it is aware of the resale restrictions applicable to the Securities and confirms that no representation has been made respecting its ability to resell the Securities;

(xiii)	no person has made to the Subscriber any written or oral representations:

(1)	that any person will resell or repurchase the Securities;

(2)	that any person will refund the purchase price of the Securities; or

(3)	as to the future price or value of any of the Securities;

(xiv)	it consents to the Fund making a notation on its records or giving instructions to the Transfer Agent in order to implement the restrictions on transfer set forth and described herein;

(xv)	the jurisdiction in which the undersigned Subscriber received and accepted the offer to purchase the Securities is the address listed in Part II of Annex A hereto;

(xvi)	it understands and acknowledges that the Fund is not obligated to file and has no present intention of filing with the U.S. Securities and Exchange Commission or with any state securities commission any registration statement to register resales of the Securities;

(xvii)	it understands and acknowledges that the Fund (i) is not obligated to remain a “foreign issuer” (as defined in Rule 902 of Regulation S), (ii) may not, at the time the Securities are resold by it or at any other time, be a foreign issuer, and (iii)may engage in one or more transactions which could cause the Fund not to be a foreign issuer;

(xviii)	if required by applicable securities laws, regulatory policy, rule or order or by any securities commission, stock exchange or other regulatory authority, it will execute, deliver and file, within the approved time periods, all documentation as may be required thereunder, and otherwise assist the Fund, the Agents or the U.S. Affiliate in filing reports, questionnaires, undertakings and other documents with respect to the offer and sale of the Securities; and

(xix)	this Subscription Agreement has been duly and validly authorized, executed and delivered by and constitutes a legal, valid, binding and enforceable obligation of the Subscriber.

(d)	The Subscriber acknowledges that the representations, warranties and agreements contained herein are made by it with the intention that they may be relied upon by the Fund, its legal counsel and the Agents and the U.S. Affiliate and their legal counsel in determining the Subscriber’s eligibility or, if applicable, the eligibility of others on whose behalf it is contracting hereunder, to purchase the Securities.The Subscriber further agrees that by accepting delivery of the Securities or by having the Agents or U.S. Affiliate accept delivery of the Securities on its behalf (including by means of book-entry), it shall be representing and warranting that the representations, warranties, acknowledgements and agreements contained herein are true and correct as at the time of accepting delivery of the Securities with the same force and effect as if they had been made by the Subscriber at such time and that the representations and warranties shall survive the purchase by the Subscriber of the Securities and shall continue in full force and effect not with standing any subsequent disposition by the Subscriber of the Securities. The Fund and its directors, officers, employees, shareholders and its legal counsel, and the Agents and the U.S. Affiliate and their respective directors, officers, employees, shareholders and legal counsel shall be entitled to rely on the representations and warranties of the Subscriber contained in this Subscription Agreement, and the Subscriber shall indemnify and hold harmless the Fund, its legal counsel and the Agents and the U.S. Affiliate and their legal counsel for any loss, costs or damages any of them may suffer as a result of any misrepresentations or any breach or failure to comply with any agreement herein.

(e)	The Subscriber irrevocably authorizes the Fund to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

(f)	The contract arising out of the acceptance of this subscription by the Fund shall be governed by and construed in accordance with the laws of the province of Ontario and the laws of Canada applicable in the province of Ontario and represents the entire agreement of the parties hereto relating to the subject matter hereof.

(g)	The Fund, the Agents, and the U.S. Affiliate shall be entitled to rely on delivery of a facsimile copy of this Subscription Agreement, and acceptance by the Fund of a facsimile copy of this Subscription Agreement shall create a legal, valid and binding agreement among the undersigned, the Fund, the Agents and the U.S. Affiliate in accordance with the terms hereof.

(h)	A certified check or bank draft in the amount of the Subscription Price as set forth in Part I of Annex A below, accompanies this Subscription Agreement or other acceptable payment arrangements have been made.

Signature	of Subscriber

Signature	of Subscriber (on its own behalf and, if applicable, on behalf of each person for whom it is contracting hereunder):

(Full Name of Subscriber)

(Authorized Signature)

(Name and Official Capacity–PLEASE PRINT)

Acceptance by the Fund

The Fund hereby accepts the above subscription as of this                 day of                         , 2010.

JUST ENERGY INCOME FUND

(Signature)

(Name and title–PLEASE PRINT)

ANNEX A TO SUBSCRIPTION AGREEMENT

Part I:

Particulars of Purchase of Securities

Number of Securities subscribed for:

Subscription Price–$                     x number of Securities =

Part II:

Subscriber Information

Name of Purchaser

Street Address

Street Address (2)

City and State

Zip Code

Contact Name

Alternate Contact

Phone No.

Fax No.

Part III:

Registration Information

Name

Account Reference

(if applicable)

Street Address

Street Address (2)

City and State

Zip Code

Contact Name

Alternate Contact

Phone No.

Fax No.

Part IV:

Beneficial Purchaser Information

Name of Beneficial Purchaser

Street Address

Street Address (2)

City, State and Zip Code

Contact Name

Alternate Contact

Phone No.

Fax No.

EXHIBIT B

UNDERWRITERS’ CERTIFICATE

In connection with the private placement in the United States of the 6% Convertible Extendible Unsecured Subordinated Debentures (the “Offered Securities”) of Just Energy Income Fund (the “Fund”) pursuant to the Underwriting Agreement dated April 20, 2010 among the Fund and the Underwriters named therein (the “Underwriting Agreement”), each of the undersigned does hereby certify to the Fund as follows:

(a)	[Name of U.S. Affiliate] (the “U.S. Affiliate”) is, and at all relevant times was, a duly registered broker or dealer with the United States Securities and Exchange Commission and is a member of and in good standing with the Financial Industry Regulatory Authority on the date hereof and the date on which each offer was made by it in the United States, and all offers and sales of the Securities in the United States have been effected by U.S. Affiliate in accordance with all U.S. federal and state broker-dealer requirements;

(b)	each offeree was provided with a copy of the U.S. Private Placement Memorandum, including the Prospectus, for the offering of the Offered Securities in the United States, and no other written material has been used by us in connection with the offering and sale of the Offered Securities;

(c)	immediately prior to our transmitting the preliminary and final U.S. Private Placement Memorandum to such offerees, we had reasonable grounds to believe and did believe that the offeree was (a) a Qualified Institutional Buyer (as defined in Rule 144A under the U.S. Securities Act) and, on the date hereof, we continue to believe that each such person in the United States or offered Offered Securities in the United States that is purchasing Offered Securities from us is a Qualified Institutional Buyer or (b) an institutional “Accredited Investor” (satisfying one or more of the criteria set forth in Rule 501(a)(1), (2), (3) and (7) of Regulation D under the U.S. Securities Act) (an “Institutional Accredited Investor”), and, on the date hereof we continue to believe that each such person in the United States or offered Offered Securities in the United States that is purchasing Offered Securities from us or as a Substituted Purchaser is an Institutional Accredited Investor, and prior to any sale to an Institutional Accredited Investor obtained from the offeree an executed subscription agreement as appended to the U.S. Private Placement Memorandum;

(d)	no form of general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act) was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Offered Securities in the United States;

(e)	the offering of the Offered Securities in the United States has been conducted by us in accordance with the terms of the Underwriting Agreement including Schedule D thereto;and

(f)	neither we nor any Selling Firm (as defined in the Underwriting Agreement), nor any of our or their affiliates, have taken or will take any action which would constitute a violation of Regulation M under the U.S. Securities Exchange Act of 1934, as amended.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement unless otherwise defined herein.

Dated this              day of                         , 2010.

[Underwriter]
By:
Name:
Title:

[U.S. Affiliate]
By:
Name:
Title: